As filed with the Securities and Exchange Commission on November 5, 1996

                              Registration No. 333-14675

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-4/A
                               AMENDMENT NO. 1 TO
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                                   HUBCO, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

    NEW JERSEY                    6712                      22-2405746
    (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL       (I.R.S.EMPLOYER
    JURISDICTION OF      CLASSIFICATION CODE                IDENTIFICATION NO.)
    INCORPORATION        OR NUMBER)
    ORGANIZATION)

                            1000 MacARTHUR BOULEVARD
                            MAHWAH, NEW JERSEY 07430
                                 (201) 236-2200
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                  KENNETH T. NEILSON, CHAIRMAN, PRESIDENT & CEO
                            1000 MacARTHUR BOULEVARD
                            MAHWAH, NEW JERSEY 07430
                                 (201) 236-2631
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                              --------------------

                                 WITH A COPY TO:

                            MICHAEL W. ZELENTY, ESQ.
                          PITNEY, HARDIN, KIPP & SZUCH
                                  P.O. BOX 1945
                            MORRISTOWN, NJ 07962-1945
                                  201-966-6300

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER EFFECTIVE DATE OF THIS REGISTRATION STATEMENT. IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY AND THERE IS COMPLIANCE WITH GENERAL INSTRUCTION G, CHECK THE FOLLOWING BOX.|_|

                              --------------------

                         CALCULATION OF REGISTRATION FEE


Title of each class                Proposed maximum  Proposed maximum  Amount of
of securities to be  Amount to be  offering price    aggregate      registration
registered           registered    per unit          offering price fee

8.20% Exchange
Subordinated
Debentures           $75,000,000   100%              $75,000,000     $25,862
due 2006
================================================================================

(1)      Calculated pursuant to Rule 457 of the Securities Act of 1933.

                              --------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                   PROSPECTUS
                           TENDER FOR ALL OUTSTANDING
                     8.20% SUBORDINATED DEBENTURES DUE 2006
                                 IN EXCHANGE FOR
                 8.20% EXCHANGE SUBORDINATED DEBENTURES DUE 2006
                                       OF

                                   HUBCO, INC.
                              --------------------

                               THE EXCHANGE OFFER
                  WILL EXPIRE AT 5:00 p.m., NEW YORK CITY TIME,
                      ON DECEMBER 13, 1996, UNLESS EXTENDED

         HUBCO, Inc. ("HUBCO" or the "Company"), a New Jersey corporation, hereby offers, upon terms and subject to the conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal" which, together with the Prospectus, constitutes the "Exchange Offer"), to exchange its 8.20% Exchange Subordinated Debentures due 2006 (the "New Debentures"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the Registration Statement of which this Prospectus is a part, for a like principal amount of its issued and outstanding 8.20% Subordinated Debentures due 2006 (the "Old Debentures"), of which an aggregate of $75,000,000 in principal amount is outstanding. The Old Debentures and the New Debentures are referred to herein collectively as the "Debentures." (Continued on Next Page)

         SEE "SPECIAL CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE NEW DEBENTURES.
                              --------------------

         THESE   SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES  AND  EXCHANGE   COMMISSION  NOR  HAS  THE  SECURITIES  AND  EXCHANGE
COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

                 The date of this Prospectus is November 5, 1996

            *********************************************************
         * Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
            *********************************************************

         The form and terms of the New Debentures will be identical in all material respects to the form and terms of the Old Debentures, except that (i) the New Debentures will have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (ii) holders of New Debentures will not be entitled to the prospective increase in interest rate contained in the Old Debentures. See "The Exchange Offer" and "Description of Debentures".

         The Company will accept for exchange any and all Old Debentures validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on December 13, 1996, unless extended (such date, or such later date to which the Exchange Offer may be extended, the "Expiration Date"). Tenders of Old Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Debentures being tendered for exchange. However, the Exchange Offer is subject to certain conditions, which may be waived by the Company. See "The Exchange Offer". It is expected that the Registration Statement will be effective prior to 150 days after the original issuance of the Old Debentures and the Exchange Offer will be consummated prior to 180 days after the original issuance of the Old Debentures and, therefore, holders of Old Debentures, whether or not tendered, will not be entitled to the contingent increase in interest rate provided for in the Old Debentures.

         Based on no-action letters issued by the staff of the Securities and Exchange Commission to third parties, the Company believes that New Debentures issued pursuant to the Exchange Offer in exchange for Old Debentures may be offered for resale, resold, and otherwise transferred by a holder thereof (other than broker-dealers and any holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Debentures in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Debentures. See "Morgan Stanley & Co., Inc.", SEC No-Action Letter (available June 5, 1991), and "Exxon Capital Holdings Corporation", SEC No-Action Letter (available May 13, 1988). Each Holder wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met in connection with its proposed acquisition of New Debentures. See "THE EXCHANGE OFFER -- Purpose and Effect of the Exchange Offer".

         The New Debentures will mature on September 15, 2006. Interest on the New Debentures is payable semi-annually on March 15 and September 15 beginning March 15, 1997. The New Debentures are unsecured and subordinate in right of payment to all Senior Indebtedness (as defined herein) of HUBCO. See "DESCRIPTION OF THE NEW DEBENTURES -- Subordination".

         PAYMENT OF PRINCIPAL OF THE NEW DEBENTURES MAY BE ACCELERATED ONLY IN THE CASE OF BANKRUPTCY, INSOLVENCY, REORGANIZATION, RECEIVERSHIP OR CONSERVATORSHIP OF THE COMPANY. THERE IS NO RIGHT OF ACCELERATION IN THE CASE OF DEFAULT IN THE PAYMENT OF PRINCIPAL OF OR INTEREST ON ANY NEW DEBENTURE OR IN THE PERFORMANCE OF ANY OTHER COVENANT OF THE COMPANY.

         THE NEW DEBENTURES ARE NOT DEPOSITS OF HUBCO OR ANY BANKING SUBSIDIARY THEREOF AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FEDERAL AGENCY.

         The New Debentures constitute new issues of securities with no established trading market. The Company does not intend to list the New Debentures on any securities exchange or to seek approval for quotation through any automated quotation system. Any Old Debentures not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture (as defined below). Following consummation of the Exchange Offer, the holders of Old Debentures will continue to be subject to the existing restriction upon transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Old Debentures held by them. To the extent that Old Debentures are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Debentures could be adversely affected. There can be no assurance that an active market for either the Old Debentures or the New Debentures will develop.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE NEW DEBENTURES OFFERED HEREBY NOR AN OFFER OF SUCH NEW DEBENTURES TO ANY PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

         This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Debentures as of November 5, 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, New York 10007 and 500 West Madison Street-Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the
Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission by the Company are incorporated herein by reference:

         1. Annual Report on Form 10-K for the year ended December 31, 1995, as amended by a Form 10-K/A filed April 29, 1996.

         2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996.

         3. Current Reports on Form 8-K filed with the Commission on January 16, 1996; February 20, 1996; March 6, 1996, as amended by Form 8-K/A filed with the Commission on March 18, 1996; May 2, 1996; May 8, 1996; July 2, 1996; July 16,
1996, as amended by Form 8-K/A filed with the Commission on August 17, 1996 (which Form 8-K, as amended, includes Lafayette financial statements for periods ended June 30, 1996); August 15, 1996; August 22, 1996; August 22, 1996
(separate filing); September 12, 1996; September 18, 1996, as amended by Form 8-K/A filed with the Commission on September 24, 1996; October 22, 1996, as amended by Form 8-K/A filed with the Commission on October 28, 1996; and November 4, 1996 (which Form 8-K reproduces the following documents (without exhibits) initially filed with the Commission by Westport Bancorp, Inc. ("Westport"), an entity which HUBCO has agreed to acquire: (i) Westport's Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 1995; (ii) Westport's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996; and (iii) Westport's Current Report on Form 8-K filed on July 3, 1996).


         The following documents, or portions thereof indicated, initially filed with the Federal Deposit Insurance Corporation (the "FDIC") by Lafayette American Bank and Trust Company ("Lafayette"), an entity recently acquired by HUBCO, and subsequently filed by HUBCO with the Commission, are incorporated herein by reference:

         1. Annual Report on Form F-2 for the year ended December 31, 1995, as amended by an amendment dated April 26, 1996. The Form F-2 and the amendment are included as Exhibits 13(a) and 13(d), respectively, to HUBCO's registration statement on Form S-4 (File No. 333-01829), amended by Form S-4/A.

         2. Current Reports on Form F-3 filed with the FDIC on February 9, 1996 and February 16, 1996 and included as Exhibits 13(b) and 13(c), respectively, to HUBCO's registration statement on Form S-4 (File No. 333-01829), amended by Form S-4/A.

         Certain other information with respect to Lafayette is included in HUBCO filings with the Commission under the Exchange Act which are listed above and are incorporated herein by reference.

         All  documents  filed by the Company  with the  Commission  pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Exchange Offer shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not represented herein or delivered herewith. These documents (not including exhibits thereto, unless such exhibits are specifically incorporated by reference into the information incorporated herein), are available upon request from D. Lynn Van Borkulo-Nuzzo, Esq., Corporate Secretary, HUBCO, Inc., 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, (201) 236-2641. In order to ensure timely delivery of the documents, any request should be made by December 6, 1996.

         Regardless of whether the Company is subject to Section 13(a) or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file such documents with the Commission and will also in any event (x) within 15 days after each Required Filing Date transmit by mail to all holders of the New Debentures and file with the trustee under the Indenture (as hereinafter defined) copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if the Company were so subject and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request, supply copies of such documents to any prospective holder of the New Debentures. In addition, the Company has agreed to make available to prospective purchasers of the New Debentures or beneficial owners of the New Debentures in connection with any sale thereof the information required by paragraph (d)(4) of Rule 144A under the Securities Act, subject to certain exceptions. See "DESCRIPTION OF DEBENTURES."

TABLE OF CONTENTS                                                    PAGE

AVAILABLE INFORMATION.........................................................
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................
PROSPECTUS SUMMARY............................................................
SPECIAL CONSIDERATIONS........................................................
THE COMPANY...................................................................
CAPITALIZATION................................................................
SELECTED CONSOLIDATED FINANCIAL STATEMENTS OF HUBCO...........................
SELECTED CONSOLIDATED FINANCIAL STATEMENTS OF WESTPORT........................
SELECTED CONSOLIDATED FINANCIAL STATEMENTS OF LAFAYETTE.......................
PRO FORMA FINANCIAL INFORMATION...............................................
USE OF PROCEEDS...............................................................
THE EXCHANGE OFFER............................................................
DESCRIPTION OF DEBENTURES.....................................................
PLAN OF DISTRIBUTION..........................................................
VALIDITY OF NEW DEBENTURES....................................................
EXPERTS.......................................................................

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the detailed information and consolidated financial statements (including notes thereto) appearing elsewhere or incorporated by reference in this Prospectus.

                                   The Company

         HUBCO is a bank holding company whose principal operating subsidiaries are Hudson United Bank ("HUB"), a New Jersey-chartered commercial bank, and Lafayette. HUBCO's corporate headquarters are located at 1000 MacArthur Boulevard, Mahwah, New Jersey 07430. HUB's corporate headquarters are located at 3100 Bergenline Avenue, Union City, New Jersey 07087. Lafayette's corporate headquarters are located at 1087 Broad Street, Bridgeport, Connecticut 06604. The telephone number of HUBCO is (201) 236-2200. HUB is a full-service commercial  bank which  primarily  serves  small and  mid-sized  businesses  and consumers through 59 branches in Northern New Jersey. Lafayette is a full-service commercial bank which serves small-to-medium-sized business firms as well as individuals through 21 banking offices located mainly in Fairfield and New Haven counties in Connecticut. As of September 30, 1996, prior to its pending acquisitions of Westport and UST Bank/Connecticut, HUBCO had consolidated assets of $2.7 billion, consolidated deposits of $2.2 billion and consolidated stockholders' equity of $183 million. Westport is the bank holding company of The Westport Bank & Trust Company ("WBTC"), a Connecticut-chartered bank and trust company which operates eight brances located in the mid-Fairfield County, Connecticut communities of Weston, Fairfield, Redding/Georgetown, Greens Farms, Shelton and Saugatuck. As of September 30, 1996, Westport had
consolidated assets of $313 million and total deposits of $261 million. UST Bank/Connecticut, a subsidiary of UST Corp., is a $112 million asset commercial bank with $100 million in deposits and four banking offices in Fairfield County, Connecticut. Based on assets as of September 30, 1996, HUBCO is the third largest commercial banking company headquartered in New Jersey.

         On July 1, 1996,  HUBCO  completed its  acquisition  of Lafayette  (the
"Lafayette Acquisition") in a transaction accounted for as a pooling of interests. On August 30, 1996, HUBCO completed its acquisition (the "Hometown Acquisition") of Hometown Bancorporation, Inc. ("Hometown") in a transaction accounted for as a purchase, and merged Hometown's two-branch Connecticut bank subsidiary, The Bank of Darien, into Lafayette.

         On June 21, 1996, HUBCO entered into an Agreement and Plan of Merger with Westport and WBTC, pursuant to which Westport will be merged with and into HUBCO and WBTC will be merged with and into Lafayette (the "Westport Acquisition"). HUBCO expects the Westport Acquisition to close before the end of the fourth quarter of 1996. On August 15, 1996, Lafayette entered into an agreement to acquire UST Bank/Connecticut in an all cash transaction which is expected to close by November 30, 1996. HUBCO's strategy is to enhance profitability and build market share through both internal growth and acquisitions. Since October, 1990, HUBCO has added over 67 branches and approximately $2 billion in assets through 16 acquisitions of financial institutions in both government-assisted and private transactions. HUBCO expects to continue its acquisition strategy.

         On September 13, 1996, HUBCO completed the issuance and sale of the Old Debentures in a private placement. See "THE COMPANY"; "AVAILABLE INFORMATION"; "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE"; and "SELECTED CONSOLIDATED FINANCIAL DATA OF HUBCO".

                               The Exchange Offer

The Exchange Offer         The Company is offering to exchange $1,000  principal
                           amount of New Debentures for each $1,000 principal amount of Old Debentures that are properly tendered and not withdrawn prior to acceptance thereof. The
                           Old Debentures were issued, and the New Debentures will be issued, in minimum denominations of $25,000 and in integral multiples of $1000 in excess thereof.
                           For each Old Debenture surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Debenture will receive a New Debenture having a principal amount equal to that of the surrendered Old
                           Debenture. The Company will issue the New Debentures to holders of Old Debentures (who have properly tendered and not withdrawn their Old Debentures) as promptly as practicable after the Expiration Date.
                           See "THE  EXCHANGE  OFFER  --  Terms of the  Exchange
                           Offer."

                           Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Debentures issued pursuant to the Exchange Offer in exchange for Old Debentures may be offered for resale, resold and otherwise transferred by any holder thereof (other than broker-dealers and any such holder that is an "affiliate" of the company within the meaning of Rule 405 under the Securities
                           Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Debentures are acquired in the ordinary course of such holder's business and that such holder has no arrangement or understanding with any person to participate in the distribution of such New Debentures.

                           Each broker-dealer that receives New Debentures for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Debentures. The Letter of Transmittal that accompanies this Prospectus (the "Letter of Transmittal") states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Debentures received in exchange for Old Debentures where such Old Debentures were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "PLAN OF DISTRIBUTION".

                           Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Debentures could not rely on the position of the staff of the Commission enunciated in "Exxon Capital Holdings Corporation" (available May 13, 1988) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

                           This Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Old Debentures in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Expiration Date            5:00  p.m.,  New  York  City  time,  on  December 13,
                           1996, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

Accrued Interest
on the Debentures          Holders  of Old  Debentures  that  are  accepted  for
                           exchange  will  not  receive  any  accrued   interest
                           thereon.   However,  each  New  Debenture  will  bear
                           interest from the most recent date to which interest has been paid on the Old Debenture for which such New
                           Debenture was exchanged, or if no interest has been paid, from September 13, 1996.

Conditions to the
Exchange Offer             The Exchange Offer is subject to certain  conditions,
                           which may be waived by the Company. See "THE EXCHANGE
                           OFFER  --  Conditions  to the  Exchange  Offer".  The
                           Exchange Offer is not conditioned upon any minimum principal amount of Old Debentures being tendered.

Procedures for
Tendering
Debentures                 Each holder of an Old Debenture wishing to accept the
                           Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old
                           Debentures and any other required documentation to the Exchange Agent at the address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date.

                           By executing a Letter of Transmittal, each holder will represent to the Company that, among other things, the New Debentures acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Debentures, whether or not such person is the holder, and that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such New Debentures, nor is engaged in or intends to participate in the distribution of such New Debentures, and that neither the holder nor any such other person is an "affiliate" of the Company, as defined under Rule 405 of the Securities Act, or a broker-dealer. See "THE EXCHANGE OFFER -- Purpose and Effect of the Exchange Offer."

Special Procedures
for Beneficial
Owners Any beneficial owner whose Old Debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing a Letter of Transmittal and delivering his Old Debentures, either make appropriate arrangements to register ownership of the Old Debentures in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "THE EXCHANGE OFFER -- Procedures for Tendering".

Guaranteed Delivery
Procedures                 Holders of Old  Debentures  who wish to tender  their
                           Old  Debentures  and  whose  Old  Debentures  are not
                           immediately available or who cannot deliver their Old
                           Debentures,  a Letter  of  Transmittal  or any  other
                           documents  required by the Letter of  Transmittal  to
                           the Exchange Agent prior to the Expiration Date, must
                           tender   their  Old   Debentures   according  to  the
                           guaranteed  delivery  procedures  set  forth  in "THE
                           EXCHANGE OFFER -- Guaranteed Delivery Procedures".

Withdrawal Rights          Subject to the conditions  set forth herein,  tenders
                           of Old Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration
                           Date.  See  "THE  EXCHANGE  OFFER  --  Withdrawal  of
                           Tenders".

Acceptance of Old
Debentures and
Delivery of New
Debentures                 Subject to the terms and  conditions  of the Exchange
                           Offer, including the reservation of certain rights by
                           the Company, the Company will accept for exchange any
                           and all Old Debentures which are properly tendered in
                           the Exchange Offer, and not withdrawn,  prior to 5:00
                           p.m.,  New York City time,  on the  Expiration  Date.
                           Subject  to  such  terms  and  conditions,   the  New
                           Debentures issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date.
                           See "THE  EXCHANGE  OFFER  --  Terms of the  Exchange
                           Offer" and "-- Conditions to the Exchange Offer".

Certain Federal
Income Tax
Consequences               Based upon current provisions of the Internal Revenue
                           Code  of  1986,  as  amended,   applicable   Treasury
                           regulations   (including   proposed   and   temporary
                           Treasury   regulations),   judicial  authority,   and
                           administrative  rulings and practice, the exchange of
                           an Old Debenture for a New Debenture  pursuant to the
                           Exchange  Offer will not  constitute a taxable  event
                           for  federal  income  tax  purposes.  There can be no
                           assurance  that the  Internal  Revenue  Service  will
                           continue  to take this  position,  and no ruling from
                           the  Internal  Revenue  Service  has  been or will be
                           sought.  Legislative,   judicial,  or  administrative
                           changes or  interpretations  may be issued that could
                           alter or  modify  this  result.  EACH  HOLDER  SHOULD
                           CONSULT  SUCH  HOLDER'S  OWN  TAX  ADVISOR  AS TO THE
                           PARTICULAR  TAX   CONSEQUENCES   OF  EXCHANGING  SUCH
                           HOLDER'S OLD DEBENTURES FOR NEW DEBENTURES, INCLUDING
                           THE APPLICABILITY AND EFFECT OF ANY STATE,  LOCAL, OR
                           FOREIGN TAX LAWS.  See  "CERTAIN  FEDERAL  INCOME TAX
                           CONSEQUENCES OF THE EXCHANGE."

Exchange Agent             Marine  Midland Bank is acting as the Exchange  Agent
                           (the  "Exchange   Agent")  in  connection   with  the
                           Exchange Offer. The Exchange Agent's telephone number is 212-658-5931.

                               The New Debentures

         The terms of the New Debentures are identical in all material respects to the terms of the Old Debentures, except that (i) the New Debentures will have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (ii) holders of New Debentures will not be entitled to the prospective increase in the interest rate contained in the Old Debentures.

Issuer                     The New Debentures will be issued by HUBCO.

New Debentures             $75,000,000   aggregate  principal  amount  of  8.20%
                           Exchange Subordinated Debentures due 2006.

Interest Payment
Dates Semiannually, on March 15 and September 15 of each year (each, an "Interest Payment Date") commencing March 15, 1997.

Special
Considerations             For a  discussion  of certain  factors that should be
                           considered in deciding whether or not to accept the Exchange Offer, see "Special Considerations."

Maturity Dates             The New Debentures will mature on September 15, 2006.

Debentures Not
Redeemable by the
Company The New Debentures are not callable or redeemable by the Company.

No  Amortization           No sinking fund will be established  for repayment of
                           the New Debentures.

Subordination              The New Debentures  are unsecured and  subordinate in
                           right of payment to all Senior Indebtedness (as defined herein) of the Company.


                             SPECIAL CONSIDERATIONS

         In addition to the other information contained in the Prospectus, the following factors should be carefully considered prior to deciding whether or not to accept the Exchange Offer:

Holding Company

         The Debentures are obligations exclusively of the Company. The Company is a non-operating holding company which conducts business through its subsidiaries. The Company anticipates relying primarily on payments from its subsidiaries to repay the Debentures.

Debentures to Qualify as Tier 2 Capital

         Under current rules and regulations of the Board of Governors of the Federal Reserve (the "Federal Reserve Board"), in order for subordinated debt of a bank holding company to be included in its Tier 2 capital, such debt must meet certain criteria which the Federal Reserve Board has determined are necessary for safe and sound banking practice. Through published interpretations, the Federal Reserve Board explicitly has stated that in order for a bank holding company to include subordinated debt in capital, such debt may not contain provisions permitting debt holders to accelerate payment of principal upon the occurrence of any event other than bankruptcy, insolvency, reorganization, receivership or conservatorship, or include covenants that would adversely affect liquidity or unduly restrict management's flexibility to run the organization in times of financial difficulty, such as limitations on additional secured or senior borrowings, sales or dispositions of assets or changes in control. So that the Company can include the Debentures in its capital, the Debentures contain minimal covenants and provide for acceleration of the payment of the principal of the Debentures only upon an event of voluntary or involuntary bankruptcy or insolvency.

Source of Strength

         Federal Reserve Board policy requires bank holding companies to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. As a bank holding company, HUBCO is subject to this policy and therefore could be required to provide support to its banking subsidiaries at a time when it might not be able to both provide such support and service the Debentures.

Growth Strategy of the Company

         The Company has grown in recent years through a series of mergers, acquisitions and purchases involving various banks, insured deposits and loans of failed institutions. The Company continues actively to seek, consider and evaluate on an on-going basis further opportunities for growth consistent with its objectives and recent activities.

Consequences of the Exchange Offer to
Non-Tendering Holders of the Old Debentures

         In the event the Exchange Offer is consummated, the Company would not be required to register the Old Debentures. In such event, the New Debentures would rank pari passu with the Old Debentures and holders of Old Debentures seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. A reduction in the principal amount of the Old Debentures as a result of this Exchange Offer may have an adverse effect on the ability of holders of the Old Debentures to transfer such Old Debentures.



                  SELECTED CONSOLIDATED FINANCIAL DATA OF HUBCO



                                                              Years Ended December 31,
                               ---------------------------------------------------------------------------------------
                                    1995              1994               1993            1992            1991
                                                (Dollars in thousands, except for per share amounts)
Earnings Summary:
Interest income                   $130,503          $111,012          $92,404          $93,374        $80,873
Interest expense                    43,432            34,618           29,653           37,548         40,871
                                    ------            ------           ------           ------         ------
Net interest income                 87,071            76,394           62,751           55,826         40,002
Provision for possible loan losses   4,825             4,184            5,527            7,612          4,048
                                    ------            ------           ------           ------         ------
Net interest income after
  provision for possible
  loan losses                       82,246            72,210           57,224           48,214         35,954
Other income                        18,142            12,155           10,881           10,937          7,696
Other expenses                      65,234            54,921           45,622           49,218         35,201
                                    ------            ------           ------           ------         ------
Income before income taxes          35,154            29,444           22,483            9,933          8,449
Income tax provision                11,272            10,892            8,300              637          2,657
                                    ------            ------            -----              ---          -----
Net income                         $23,882           $18,552          $14,183           $9,296         $5,792
                                   =======           =======          =======           ======         ======

Per Share Data:
Weighted average
  shares outstanding                14,484            14,201           14,212           12,984         11,280
Net income per share                 $1.65             $1.31            $1.00            $0.72          $0.51
Cash dividend per common share        0.60              0.36             0.31             0.27           0.22

Balance Sheet Summary:
Securities held to maturity       $266,203          $562,567         $499,479         $421,744       $218,355
Securities available for sale      312,902           130,633           73,816           14,109              -
Loans                              955,924           946,655          735,425          716,424        674,999
Total assets                     1,739,568         1,822,886        1,460,036        1,314,402      1,041,522
Deposits                         1,535,260         1,590,632        1,296,529        1,180,023        935,847
Stockholders' equity               142,480           127,438          108,830           98,429         71,673

Performance Ratios:
Return on average assets              1.37%             1.11%            1.02%            0.72%          0.61%
Return on average equity             17.85             15.87            13.66            10.81           8.31
Dividend payout                      33.52             27.07            29.25            35.53          35.48
Average equity to average assets      7.67              6.98             7.50             6.70           7.30
Net interest margin                   5.44              4.99             4.95             4.83           4.66

Asset Quality Ratios:
Allowance for possible loan
  losses to total loans (1)           1.96%             1.90%            2.05%            1.71%          1.50%
Allowance for possible loan losses
    to non-performing loans (2)     104.99             80.17            77.66            66.17          87.94

Non-performing loans to
  total loans (1)(2)                  1.86              2.37            2.64              2.59          1.71
Non-performing assets to total
  loans, plus other real
  estate (1)(2)                       2.48              3.24            3.92              4.31          3.49
Net charge-offs to average loans      0.44              0.74            0.43              1.07          0.52

Ratio of  earnings to  combined  fixed  charges  and  preferred  stock  dividend requirements (3):
   Excluding Interest on Deposits     8.29x             8.94x          25.79x            14.33x         7.11x
   Including Interest on Deposits     1.79              1.83            1.76              1.26          1.21

Ratio of earnings to fixed charges
   Excluding Interest on Deposits     9.67x            10.82x          25.79x            14.33x         7.11x
   Including Interest on Deposits     1.81x             1.85x           1.76x             1.26x         1.21x

--------
(1) Total loans are net of unearned income and deferred loan fees.
(2) Non-performing loans and non-performing assets do not include loans past due 90 days or more and still accruing.
(3) The ratio of earnings to combined  fixed charges and preferred  stock dividend  requirements  is computed by dividing the sum of income before taxes, fixed charges and preferred  dividends by the sum of fixed charges and preferred  dividends.  Fixed charges represent interest expenses  (including  interest  attributable to capital leases, the estimated interest component of operating lease rental payments and both excluding and including interest on deposits).


                  SELECTED CONSOLIDATED FINANCIAL DATA OF HUBCO

                                      For Six Months Ended June 30,
                                  ------------------------------------
                                         1996                1995
                                        (Dollars in thousands,
                                    except for per share amounts)

   Earnings Summary:
   Interest income                     $61,567              $65,638
   Interest expense                     20,814               21,911
                                        ------               ------
   Net interest income                  40,753               43,727
   Provision for possible loan losses    1,896                2,250
                                         -----                -----

   Net interest income after
     provision for possible
     loan losses                        38,857               41,477
   Other income                          9,982                8,436
   Other expenses                       28,001               33,980
                                        ------               ------
   Income before income taxes           20,838               15,933
   Income tax provision                  7,678                4,030
                                         -----                -----
   Net income                          $13,160              $11,903
                                       =======               ======

   Per Share Data:
   Weighted average
     shares outstanding                 13,844               14,545
   Net income per share                   $.95                 $.82
   Cash dividend per common share          .34                  .30


   Balance Sheet Summary:
   Securities held to maturity        $240,002             $511,100
   Securities available for sale       404,993              119,328

   Loans                               954,136              950,407
   Total assets                      1,739,866            1,737,458
   Deposits                          1,487,807            1,525,722
   Stockholders' equity                130,114              134,140

   Performance Ratios:
   Return on average assets               1.52%                1.36%
   Return on average equity              19.43                18.49
   Dividend payout                       35.79                36.59
   Average equity to average  assets      7.66                 7.36
   Net interest margin                    5.17                 5.44

   Asset Quality Ratios:
   Allowance for possible loan
     losses to total loans (1)            1.89                 1.92
   Allowance for possible loan losses
     to non-performing loans (2)         85.98                86.64
   Non-performing loans to
     total loans (1)(2)                   2.20                 2.21
   Non-performing assets to  total
     loans, plus other real estate (1)(2) 2.58                 2.81
   Net charge-offs to average loans       0.53                 0.42
   Ratio of earnings to combined
     fixed charges and preferred
     stock dividend requirements (3):
       Excluding Interest on Deposits    10.35x                6.05x
       Including Interest on Deposits     2.00                 1.70
   Ratio of earnings to fixed charges:
       Excluding Interest on Deposits    10.35x                7.47x
       Including Interest on Deposits     2.00x                1.73x

  --------
(1)Total loans are net of unearned income and deferred loan fees.
(2)Non-performing loans and non-performing assets do not include loans past due 90 days or more and still accruing.
(3)The ratio of earnings to combined fixed charges and preferred stock dividend requirements is computed by dividing the sum of income before taxes, fixed charges and preferred dividends by the sum of fixed charges and preferred dividends. Fixed charges represent interest expenses (including interest attributable to capital leases, the estimated interest component of operating lease rental payments and both excluding and including interest on deposits).



                SELECTED CONSOLIDATED FINANCIAL DATA OF WESTPORT

                                                                  Years Ended December 31,
                                    -------------------------------------------------------------------------------
                                              1995              1994            1993         1992           1991
                                                    (Dollars in thousands, except per share amounts)
Operations Summary:
Interest income                            $20,725           $17,334         $15,709      $16,719        $20,616
Interest expense                             6,027             4,749           5,684        8,034         12,218
                                             -----             -----           -----        -----         ------
Net interest income                         14,698            12,585          10,025        8,685          8,398
Provision for loan losses                    1,500             1,800           2,890        2,500          6,232
                                             -----             -----           -----        -----          -----
Net interest income after
  provision for possible
  loan losses                               13,198            10,785           7,135        6,185          2,166
Other income                                 4,005             3,928           5,384        4,996          6,207
OREO expense - net                             137               319             552          462          1,141
Other expenses                              11,241            11,268          11,017       11,048         13,104
                                            ------            ------          ------       ------         ------
Income (loss) before income taxes            5,825             3,126             950         (329)        (5,872)
Income tax provision (benefit)              (1,005)           (1,236)          (252)           13             15
                                            -------           -------          -----           --             --
Net income (loss)                           $6,830            $4,362          $1,202        $(342)       $(5,887)
                                            ======             =====           =====         =====        =======

Per Share Data:
Weighted average number of
  common shares and common
  stock equivalents utilized in the
  earnings per share calculation (1)-
  Primary                               10,365,000        10,382,000      10,513,000    2,192,000      2,122,000
  Fully diluted (2)                     10,469,000               ---             ---          ---            ---
Net income (loss) per
  common share -
  Primary                                    $0.66             $0.44           $0.12       $(0.16)        $(2.77)
  Fully diluted (2)                           0.65               ---             ---          ---           ---
Cash dividends declared
  per common share                            0.09               ---             ---          ---           ---
Book value per share -
  fully diluted (3)(4)                        2.44              1.86            1.52         1.38          2.89

Balance Sheet Summary:
Securities held to maturity                   $---           $43,206         $42,604         $---       $10,794
Securities available for sale               85,338            27,190          48,397       29,923        14,942
Loans (5)                                  178,052           186,648         158,942      181,633       178,253
Total assets                               312,917           283,504         272,657      251,714       244,454
Deposits                                   274,670           253,958         255,516      237,836       228,767
Stockholders' equity                        24,282            16,398          12,405       11,017         6,125

Performance Ratios:
Return on average assets                      2.41%             1.63%           0.48%       (0.14)%       (2.32)%
Return on average equity (3)                 33.06             31.77           10.34        (3.64)       (67.16)
Dividend payout ratio                        13.64               ---             ---          ---           ---
Average equity to average
  assets (3)                                  7.28              5.12            4.69         3.89          3.46
Net interest margin                            5.7               5.1             4.5          4.0           3.7

Asset Quality Ratios:
Allowance for possible loan
  losses to total loans (5)                   1.60%             1.79%           1.90%        2.20%         2.40%
Allowance for possible loan losses
  to non-performing loans (6)               109.73             40.55           25.18        24.78         17.73
Non-performing loans to total loans (5)(6)    1.46              4.41            7.56         8.88         13.53
Non-performing assets to total loans (5)(6)   1.46              4.60            9.27        12.03         16.36
Net charge-offs to average loans              1.14               .87            2.23         1.68          4.03

----------------
(1)Assumes the conversion and/or exercise of preferred stock,  warrants and stock options in 1995, 1994 and 1993 using the "treasury stock method".  For 1992 and 1991, this  computation  excludes stock options,  warrants and preferred stock because their effect would have been antidilutive.
(2)Fully diluted earnings per share were not applicable in 1994, 1993, 1992 and 1991.
(3)1995, 1994, 1993 and 1992 amounts include the convertible, noncumulative preferred shares issued in 1992.
(4)1995,  1994,  1993 and 1992 include the assumed  issuance of  additional  Common Stock and the related  proceeds from the assumed exercise of certain stock options and warrants and the assumed conversion of preferred stock.
(5)Loans are net of deferred loan fees amounting to $260,000,  $400,000,  $337,000, $457,000 and $378,000 for 1995, 1994, 1993, 1992
    and 1991, respectively.
(6)Non-performing  loans include  nonaccrual  loans,  loans past due 90 days or more and still  accruing and other  impaired  loans.
    Non-performing assets include the aforementioned and other real estate owned.

                SELECTED CONSOLIDATED FINANCIAL DATA OF WESTPORT

                                         For the Six Months Ended June 30,
                             --------------------------------------------------
                                                1996                     1995
                                         (Dollars in thousands, except
                                            for per share amounts)
Operations Summary:
Interest income                               $10,898                  $10,194
Interest expense                                3,253                    2,905
                                                -----                    -----
Net interest income                             7,645                    7,289
Provision for loan losses                         600                      750
                                                  ---                      ---
Net interest income after
  provision for possible
  loan losses                                   7,045                    6,539
Other income                                    2,144                    1,708
OREO expense - net                                  1                      109
Other expenses                                  5,598                    5,454
                                                -----                    -----
Income before income taxes                      3,590                    2,684
Income tax provision (benefit)                  1,491                     (558)
                                                -----                     -----
Net income                                     $2,099                   $3,242
                                                =====                    =====

Per Share Data:
Weighted average number of
  common shares and common
  stock equivalents utilized in the
  earnings per share calculation (1)-
  Primary                                  10,556,441               10,191,198
  Fully diluted (2)                               ---                      ---
Net income per
  common share -
  Primary                                       $0.20                    $0.32
  Fully diluted (2)                                --                       --
Cash dividends declared
   per common share                              0.09                     0.02
Book value per share -
  fully diluted (3)(4)                           2.49                     2.18

Balance Sheet Summary:
Securities held to maturity                       ---                   45,016
Securities available for sale                  90,814                   24,150
Loans (5)                                     182,680                  178,983
Total assets                                  316,648                  287,108
Deposits                                      258,891                  238,648
Stockholders' equity                           25,115                   21,366

Performance Ratios:
Return on average assets                         1.41%                    2.33%
Return on average equity (3)                    17.06                    35.35
Dividend payout ratio                           45.00                     6.25
Average equity to average assets (3)             8.24                     6.59

Net interest margin                               5.6                      5.7

Asset Quality Ratios:
Allowance for possible loan
  losses to total loans (5)                      1.71%                    1.70%
Allowance for possible loan losses
  to non-performing loans (6)                   74.22                    47.17
Non-performing loans to total loans (5)(6)       2.30                     3.60
Non-performing assets to total loans (5)(6)      2.33                     3.64
Net charge-offs to average loans                 0.18                     0.57
----------
(1)Assumes the conversion and/or exercise of preferred stock, warrants and stock options in 1996 and 1995 using the "treasury stock method".
(2) Fully diluted earnings per share were not applicable in 1996 and 1995.
(3)1996 and 1995 amounts include the convertible, noncumulative preferred shares issued in 1992.
(4)1996 and 1995 include the assumed issuance of additional Common Stock and the related proceeds from the assumed exercise of certain stock options and warrants and the assumed conversion of preferred stock.
(5)Loans are net of deferred loan fees amounting to $309,000 and $232,000 for 1996 and 1995, respectively.
(6)Non-performing loans include nonaccrual loans, loans past due 90 days or more and still accruing and other impaired loans. Non-performing assets include the aforementioned and other real estate owned.


               SELECTED CONSOLIDATED FINANCIAL DATA OF LAFAYETTE

                                                                       Years Ended December 31,
                                       -------------------------------------------------------------------------------
                                          1995                   1994           1993           1992             1991
                                                         (Dollars in thousands, except for per share amounts)
Earnings Summary:
Interest income                            $52,423       $42,583        $41,415          $54,253            $66,543
Interest expense                            20,981        13,759         15,434           22,167             36,573
                                            -------       -------        -------          ------             ------
Net interest income                         31,442        28,824         25,981           32,086             29,970
Provision for possible loan losses           3,190         3,325         23,500           16,208             13,963
                                            ------        -----          ------           -------           ------
Net interest income after provision for
   possible loan losses                     28,252        25,499          2,481           15,878            16,007
Other income                                 6,078         6,337          8,306            9,597            12,861
Other expenses                              26,230        28,423         36,789           33,036            29,657
                                            -------       ------         ------           -------           ------
Income (loss) before income taxes
  and cumulative effect of change
  in accounting principle                    8,100         3,413         (26,002)         (7,561)             (789)
Provision (benefit) for income  taxes      (10,827)       (2,724)             16             260                94
                                           --------       --------          ----            ----                --
Income (loss) before cumulative effect
  of change in accounting principle         18,927         6,137          26,018)         (7,821)             (883)

Cumulative effect of change in
  accounting principle (1)                     --            --           (3,118)             --                --
                                                                         -------
Net income (loss)                          $18,927        $6,137        $(29,136)        $(7,821)            $(883)
                                           =======        ======        ========         ========            ======

Per Share Data:
Weighted average shares
  outstanding:
  Primary                               10,235,953     8,870,266       1,750,458       1,750,458         1,750,458
  Fully diluted                         10,269,618     8,870,266       1,750,458       1,750,458         1,750,458
Income (loss) before cumulative effect of change in accounting principle (1):
  Primary                                    $1.85          $.69         $(14.86)         $(4.47)            $(.50)
  Fully diluted                               1.84           .69          (14.86)          (4.47)             (.50)
Net income (loss):
  Primary                                     1.85           .69          (16.64)          (4.47)             (.50)
  Fully diluted                               1.84           .69          (16.64)          (4.47)             (.50)
Cash dividends declared                        .05             --             --               --               --

Balance Sheet Summary:
Securities held to maturity                $27,854      $109,736         $57,504         $34,965          $164,725
Securities available for sale              113,615        65,466          66,528              --               --
Securities held for sale                       --             --            --            96,231               --
Loans(2)                                   518,046       435,756         409,030         475,574           523,837
Total assets                               735,405       673,751         599,494         662,463           759,354
Deposits                                   636,343       570,409         551,850         603,170           662,988
Stockholders' equity                        59,509        37,870           2,541          30,958            37,209

Performance Ratios:
Return on average assets                      2.71%          .98%          (4.53)%         (1.09)%            (.12)%
Return on average equity                     39.60         19.86         (117.06)         (23.57)            (2.18)
Dividend payout                               2.64            --              --              --                --
Average equity to average assets              6.84          4.93            3.87            4.64              5.41
Net interest margin                           4.92          5.00            4.36            4.89              4.45

Asset Quality Ratios:
Allowance for possible loan losses
  to total loans (2)                          1.65%         2.21%           3.75%           3.48%             2.71%
Allowance for possible loan losses
  to non-performing loans (3)               110.07         80.51           34.29           38.16             30.45
Non-performing loans to  total
  loans (2)(3)                                1.50          2.75           10.95            9.11              8.91
Non-performing assets to total
  loans, plus other real estate and
  assets for sale (2)(3)                      2.53          4.28           12.32           10.90             10.22
Net charge-off to average total
  loans                                        .92          2.49            3.93            2.77              1.74
-------------------

(1) Represents the effect of a change in accounting method for purchased mortgage servicing rights.

(2) Total loans are net of unearned income and deferred loan fees and before the allowance for possible loan losses.

(3)Non-performing loans and non-performing assets do not include accruing loans past due 90 days or more.


                SELECTED CONSOLIDATED FINANCIAL DATA OF LAFAYETTE

                                     For Six Months Ended June 30,
                                    ---------------------------------
                                         1996                1995
                                         (Dollars in thousands,
                                     except for per share amounts)
  Earnings Summary:
  Interest income                      $27,306             $25,283
  Interest expense                      10,693               9,863
                                        ------               -----
  Net interest income                   16,613              15,420
  Provision for possible loan losses     2,500               1,990
                                         -----               -----

  Net interest income after provision
     for possible loan losses           14,113              13,430
  Other income                           2,551               3,654
  Other expenses                        14,922              13,923
                                        ------              ------
  Income before income taxes             1,742               3,161
  Provision (benefit) for income taxes     952              (6,118)
                                           ---              ------
  Net income                              $790              $9,279
                                          ====              ======

  Per Share Data:
  Weighted average common shares
    outstanding:
    Primary                         10,333,896          10,195,202
    Fully diluted                   10,362,741          10,230,048
  Net income                             $0.08               $0.91
  Cash Dividends Declared                 0.15                0.00

  Balance Sheet Summary:
  Securities held to maturity         $25,142             $116,208
  Securities available for sale       100,575               61,341
  Loans (1)                           548,005              467,384
  Total assets                        741,208              708,375
  Deposits                            646,949              571,011
  Shareholders' equity                 58,564               49,777

  Performance Ratios:
  Return on average assets (2)           0.62%                2.76%
  Return on average equity (2)           7.56                45.31
  Dividend payout                      190.00                 0.00
  Average equity to average assets       8.17                 6.09
  Net interest margin                    5.02                 4.99

  Asset Quality Ratios:
  Allowance for possible loan losses
    to total loans (1)                   1.76%                2.09%
  Allowance for possible loan losses
    to non-performing loans (3)         96.25                11.36
  Non-performing loans to total
    loans (1)(3)                         1.83                 1.87
  Non-performing assets to other
    total loans, plus real estate
    owned(1)(3)                          2.39                 3.11
  Net charge-offs to average
  total loans                            0.26                 0.42

-------------------

(1)Total loans are net of unearned income and deferred loan fees and before the allowance for possible loan losses.
(2)Excludes merger related charges of $2,088 in 1996.
(3)Non-performing loans and non-performing assets do not include accruing loans past due 90 days or more.

                                   THE COMPANY

General

         HUBCO, Inc. ("HUBCO" or the "Company") is a New Jersey corporation and registered bank holding company whose principal operating subsidiaries are Hudson United Bank ("HUB"), a New Jersey-chartered commercial bank, and Lafayette American Bank and Trust Company ("Lafayette"), a Connecticut chartered bank. HUBCO's corporate headquarters are located at 1000 MacArthur Boulevard, Mahwah, New Jersey 07430. HUB's corporate headquarters are located at 3100 Bergenline Avenue, Union City, New Jersey 07087. Lafayette's corporate headquarters are located at 1087 Broad Street, Bridgeport, Connecticut 06604. The telephone number of HUBCO is (201) 236-2200. HUB is a full-service commercial  bank which  primarily  serves  small and  mid-sized  businesses  and consumers through 59 branches in Northern New Jersey. Lafayette is a full-service commercial bank which serves small-to-medium-sized business firms as well as individuals through 21 banking offices located mainly in Fairfield and New Haven counties in Connecticut. As of September 30, 1996, prior to its pending acquisitions of Westport Bancorp., Inc. ("Westport") and UST Bank/Connecticut, HUBCO had consolidated assets of $2.7 billion, consolidated deposits of $2.2 billion and consolidated stockholders' equity of $183 million. Westport is the bank holding company of The Westport Bank & Trust Company ("WBTC"), a Connecticut-chartered bank and trust company which operates eight branches located in the mid-Fairfield County, Connecticut communities of Weston, Fairfield, Redding/Georgetown, Greens Farms, Shelton and Saugatuck. As of September 30, 1996, Westport had consolidated assets of $313 million and total deposits of $261 million. UST Bank/Connecticut, a subsidiary of UST Corp., is a $112 million asset commercial bank with $100 million in deposits and four banking offices in Fairfield County, Connecticut. Based on assets as of September 30, 1996, HUBCO is the third largest commercial banking company headquartered in New Jersey.

         HUBCO's strategy is to enhance profitability and build market share through both internal growth and acquisitions. Since October, 1990, HUBCO has added over 67 branches and approximately $2 billion in assets through 16 acquisitions of financial institutions in both government-assisted and private transactions. For additional information, see "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE".

Recent Developments

         HUBCO reported earnings of $1.3 million for the third quarter of 1996 and $15.2 million for the nine months ended September 30, 1996. The reported earnings reflect one-time merger-related and restructuring charges relating to consummation of the Lafayette Acquisition totalling (on an after tax basis) $7.5 million for the third quarter and $9.0 million for the nine month period, together with the FDIC's one-time assessment to recapitalize the SAIF fund based on HUBCO's acquired SAIF balances pursuant to recently adopted Federal legislation which totaled (on an after tax basis) $512,000 for both periods. The results reported reflect the operation of Lafayette which was accounted for as a pooling for all periods, but only reflect the acquisition (the "Hometown Acquisition") of Hometown Bancorporation, Inc. ("Hometown") since the closing of that transaction on August 30, 1996, since that transaction was accounted for as a purchase. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

         On June 21, 1996, HUBCO entered into an Agreement and Plan of Merger with Westport and WBTC, pursuant to which Westport will be merged with and into HUBCO and WBTC will be merged with and into Lafayette (the "Westport Acquisition"). The Company expects the Westport Acquisition to close before the end of the fourth quarter of 1996. Consummation of the Westport Acquisition is subject to approval by Federal and Connecticut bank regulatory authorities and other customary conditions.

         On August 15, 1996, Lafayette entered into an agreement to acquire UST Bank/Connecticut, in an all cash transaction which is expected to close by November 30, 1996. Under the terms of the agreement, Lafayette will acquire by merger UST Bank/Connecticut and will pay to UST Corp. cash equal to UST Bank/Connecticut's capital (less its deferred tax asset), plus a 7% deposit premium on UST Bank/Connecticut's deposits. The acquisition is structured as a taxable cash merger which will allow HUBCO to deduct the deposit premium for tax purposes. UST Bank/Connecticut is a $112 million asset commercial bank with $100 million in deposits and four offices in Fairfield County, Connecticut. After certain of its loans are sold to an affiliate of UST Corp. as contemplated by the merger agreement, UST Bank/Connecticut will have $63 million in loans. Consummation of the merger is subject to approval by Federal and Connecticut bank regulatory authorities and other customary conditions.

         On August 16, 1996, HUB entered into an agreement to acquire the Clifton branch of Interchange State Bank which has deposits totaling $13.6 million. On June 28, 1996 HUB signed an agreement to sell its Kinnelon branch, with $11 million in deposits, to The Ramapo Bank.

         On  August  30,  1996,  HUBCO  closed  the  Hometown   Acquisition  and
Hometown's subsidiary bank, The Bank of Darien, was merged into Lafayette.

         On September 13, 1996, HUBCO completed the issuance and sale of the Old Debentures in a private placement. The net proceeds to HUBCO from the offering of the Old Debentures were $73,737,750, before deducting HUBCO's expenses in connection with the offering.

Acquisition Strategy

         HUBCO's acquisition strategy is focused on in-market and contiguous market opportunities. In building its franchise through acquisitions, HUBCO seeks to structure transactions that will increase core earnings per share within the first year following an acquisition.

         In making acquisitions, an analysis of the loan portfolio is performed which includes consideration of work-out strategies and time tables for resolving non-performing assets. HUBCO employees visit properties and businesses that secure large credits. HUBCO attempts to manage the net interest margin post-acquisition by standardizing products and services within a short period of time. Acquisition costs historically have been amortized over a relatively short period of time despite the negative effect on current earnings. In its recent acquisition of Lafayette, HUBCO took substantial one-time merger and restructuring charges.

         Cost savings play a significant part in HUBCO's acquisition strategy and pricing decisions. Operations are centralized to achieve efficiencies, to speed processing and to maximize customer service.

         HUBCO is continually evaluating acquisition opportunities and frequently conducts discussions, certain financial analyses and diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected.
Acquisitions typically involve the payment of a premium over book and market values, and therefore some dilution of HUBCO's book value and net income per common share may occur in connection with any future transactions. From time to time, HUBCO may issue new equity or debt securities to fund its acquisition plans or for other purposes. See "PRO FORMA FINANCIAL INFORMATION"; "AVAILABLE INFORMATION"; and "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."


                                                           CAPITALIZATION

                  The following table sets forth the consolidated  capitalization  of HUBCO as of June 30, 1996, (a) on a historical basis as reported, (b) as adjusted on a pro forma basis to reflect the acquisitions of Lafayette on July 1 and Hometown on August 30
and the  issuance  of the Old  Debentures  on  September  13,  1996 and (c) as further  adjusted on a pro forma basis to reflect the acquisition of Westport and UST  Bank/Connecticut.  The pro forma capitalization is based on, and is subject to, the assumptions set forth in the notes following.  The information  presented should be read in conjunction with such pro forma financial statements and the notes thereto.

                                                                                           June 30, 1996
                                                                            ---------------------------------------------
                                                                                      HUBCO Pro Forma           HUBCO
                                                                 HUBCO                for Lafayette, Hometown   Pro Forma for
                                                                 as Reported          and Debentures            All Acquisitions
                                                                 -----------          --------------            ----------------
    Long-Term Debt:                                                               (in thousands except ratios and shares)


       Subordinated debt of HUBCO                                 $ 25,000            $  25,000                $ 25,000

       Debts of subsidiaries                                          --                    --                     --

       Debentures                                                                        75,000                  75,000
                                                                  --------            ---------                ---------

        Total Long Term Debt                                        25,000              100,000                 100,000

    Shareholders' Equity:

       Convertible preferred stock, Series B;
       authorized 39,600 shares; issued 39,600                        --                    --                      --
        shares, $.01 par value

     Common stock, no par value, authorized 50,000,000
     shares; issued 14,342,949, 19,763,575, and
     21,835,036 shares                                                 25,502            35,140             38,823

     Additional paid-in capital                                        62,283            90,679            108,841

     Retained Earnings                                                 61,027            62,427             64,922

     Treasury shares, at cost, 825,286, 525,286, and                  (17,067)          (10,863)           (10,863)
        525,286 shares

     Restricted stock awards                                             (434)             (434)              (434)

     Unrealized loss on securities available for sale,                 (1,197)           (1,664)            (2,590)
        net of income taxes

         Total stockholders' equity                                   130,114           175,285            198,699

         Total capitalization                                        $155,114        $  275,285           $298,699

     Pro Forma Capital Ratios:

       Tier 1 Leverage Ratio                                            7.00%             5.61%              5.47%

       Tier 1 Risk-Based Capital Ratio                                 11.68%             9.11%              8.76%

       Total Risk-Based Capital Ratio                                  15.33%            14.92%             14.40%

                                                   Notes to Capitalization Table

1)       Each share of the 39,600 convertible preferred shares issued in the Westport Acquisition are convertible into 32.25 common shares of HUBCO.
2)       At June 30, HUBCO issued 61,477 warrants for the 104,554 Lafayette warrants.
3)       Capital ratios reflect the issuance of the Debentures offered hereby.
4)       Based on June 30 pro forma capital approximately $15 million of the Debentures would not initially qualify as Tier 2 capital due to the 50% of Tier 1 Capital limitations.





                         PRO FORMA FINANCIAL INFORMATION

                   Pro Forma Unaudited Combined Balance Sheet of HUBCO, Lafayette, Hometown and Westport

         The following pro forma unaudited combined condensed balance sheet combines the historical consolidated balance sheets of HUBCO and Westport giving effect to the Westport Acquisition which will be accounted for as a pooling of interests, as if the Wesport Acquisition had been effective on June 30, 1996, and the historical consolidated balance sheet of Hometown as of June 30, 1996, giving effect to the Hometown Acquisition which was consummated on August 30, 1996 and was accounted for as a purchase, effective June 30, 1996, and the historical consolidated balance sheet of Lafayette giving effect to the Lafayette Acquisition, which was consummated on July 1, 1996 and was accounted for as a pooling of interests, and also takes into account the acquisition (the "Growth Acquisition") of Growth Financial Corp. ("Growth"), which was consummated on January 12, 1996 and was accounted for as a pooling of interests. The information set forth below should be read in conjunction with the historical consolidated financial statements of HUBCO, Lafayette, Hometown and Westport, including their respective notes thereto, certain of which are incorporated by reference in this Prospectus (see "INCORPORATION OF CERTAIN
DOCUMENTS BY REFERENCE"), and in conjunction with the selected consolidated historical financial information, including, the notes thereto, appearing elsewhere in this Prospectus. The pro forma financial data do not give effect to any anticipated cost savings in connection with the Westport Acquisition. The pro forma financial data are not necessarily indicative of the actual financial position that would have occurred had the Westport Acquisition been consummated on June 30, 1996 or that may be obtained in the future.

                  The net proceeds to HUBCO from the offering of the Old Debentures were $73,737,750, before deducting HUBCO's expenses in connection with the offering. See "THE COMPANY -- Recent Developments". The Pro Forma financial information does not reflect the sale of the Old Debentures.


PRO FORMA UNAUDITED  COMBINED
CONDENSED BALANCE SHEET AS OF JUNE 30, 1996
($ in thousands, except per share data)



                                                  Pro                              Pro
Assets                                           forma      Pro-                  forma      Pro-                  Pro         Pro
                                                Adjust-    forma      Home-      Adjust-     Forma                forma       forma
                            HUBCO   Lafayette   ments    Combined      town       ments     Combined  Westport  Adjustments Combined

                         -----------------------------------------------------------------------------------------------------------
Cash and due from banks     $81,389    $37,875    $        $119,264   $12,464   $(1,020)    $130,708   $21,767  $          $152,475
                                               -                                                                     -
Federal funds sold                 -         -        -           -     1,690          -       1,690    13,500       -       15,190
Securities                  644,995    125,717  (6,355)     764,357    83,563   (32,000)     815,920    90,814  (1,701)     905,033
Loans                       954,136    548,005        -   1,502,141   101,971          -   1,604,112   182,680       -    1,786,792
Less: Allowance for loan
losses                      (18,055)    (9,664)       -     (27,719)   (2,569)         -     (30,288)   (3,121)      -      (33,409)
                         -----------------------------------------------------------------------------------------------------------
                            936,081    538,341        -   1,474,422    99,402          -   1,573,824   179,559       -     1,753,383
                         -----------------------------------------------------------------------------------------------------------
Other assets                 68,045     39,275        -     107,320     7,475          -     114,795    10,816       -      125,611
Intangibles, net of
amortization                  9,356         -         -       9,356       155    15,336       24,847       192       -        25,039
                         -----------------------------------------------------------------------------------------------------------
      Total Assets       $1,739,866   $741,208  $(6,355) $2,474,719  $204,749  $(17,684)  $2,661,784  $316,648  $(1,701)  $2,976,731
                         ===========================================================================================================
Liabilities and Stockholders'
Equity
Deposits:
     Noninterest bearing  $ 315,958    $135,485  $     -     $451,443  $ 25,044  $      -     $476,487   $78,953  $    -   $555,440
     Interest bearing     1,171,849     511,464        -    1,683,313   149,347         -    1,832,660   179,938       -  2,012,598
                        ----------------------------------------------------------------------------------------------------------
          Total deposits  1,487,807     646,949        -    2,134,756   174,391         -    2,309,147   258,891       -  2,568,038
                        ----------------------------------------------------------------------------------------------------------
Borrowings                   85,357      29,197        -      114,554    11,500    (1,410)     124,644    29,049       -   153,693
Other liabilities            11,588       6,498    7,038       25,124     1,614       970       27,708     3,593       -    31,301
                        ----------------------------------------------------------------------------------------------------------
     Total Liabilities    1,584,752     682,644    7,038    2,274,434   187,505      (440)   2,461,499   291,533       -  2,753,032
Subordinated debt            25,000           -        -       25,000         -          -      25,000         -       -     25,000
Stockholders' Equity:
     Preferred stock            -           -        -            -         -          -           -         -       -          -
     Common stock            25,502         201    9,437       35,140     1,833    (1,833)      35,140        61   3,622     38,823
     Additional paid in
     capital                 62,283      50,433  (22,037)      90,679    14,123   (14,123)      90,679    23,485  (5,323)   108,841
     Retained earnings       61,028       8,437   (7,038)      62,427     2,411    (2,411)      62,427     2,495       -     64,922
     Other                  (18,699)       (507)   6,245      (12,961)   (1,123)    1,123      (12,961)     (926)      -    (13,887)
                        ------------------------------------------------------------------------------------------------------------
         Total Capital      130,114      58,564  (13,393)     175,285    17,244   (17,244)     175,285    25,115  (1,701)    198,699
     Total Liabilities
         and Capital     $1,739,866    $741,208  $(6,355)  $2,474,719  $204,749  $(17,684)  $2,661,784  $316,648 $(1,701) $2,976,731
                        ============================================================================================================


Common and common
equivalent shares
outstanding                  13,518                          19,279                          19,278                        22,627

Book value per common and
 common equivalent share      $9.63                           $9.12                           $9.12                         $8.80


                Pro Forma Unaudited Combined Statements of Income
                   of HUBCO, Lafayette, Hometown and Westport

                  The following pro forma unaudited combined condensed statements of income combine the historical consolidated statements of income of HUBCO, Lafayette, Hometown and Westport giving effect to the Westport Acquisition which will be accounted for as a pooling of interests, as if the Westport Acquisition had occurred on the first day of the applicable periods indicated herein, after giving effect to the Lafayette Acquisition, which was consummated on July 1, 1996 and was accounted for as a pooling of interests, and the Hometown Acquisition, which was consummated on August 30, 1996 and was accounted for as a purchase, and the pro forma adjustments described in the notes to the pro forma combined financial statements, and also takes into account the Growth Acquisition, which was consummated on January 12, 1996 and was accounted for as a pooling of interests. Because the Hometown Acquisition is being accounted for using the purchase method of accounting (which does not require the restatement of HUBCO's financial statements), Hometown's historical consolidated statements of income and the Hometown Acquisition are not reflected in the pro forma combined condensed statements of income for the years ended December 31, 1994 and 1993. The pro forma combined condensed statements of income were prepared on the assumption that the Hometown Acquisition had been effected as of January 1, 1995. The information set forth below should be read in conjunction with the condensed consolidated historical and other pro forma financial information, including the notes thereto, incorporated by reference or appearing elsewhere in this Prospectus. The pro forma financial data do not give effect to any anticipated cost savings in connection with the Westport Acquisition. The pro forma financial data are not necessarily indicative of the results that actually would have occurred had the Westport Acquisition been consummated on the dates indicated or that may be obtained in the future.

                  The income tax provision (benefit) for Lafayette and Westport includes the effect of reducing Lafayette's and Westport's valuation allowance with respect to federal deferred tax assets. Considering the combined operating results, it is unlikely that HUBCO would have established a valuation allowance with respect to its federal deferred tax assets had the companies always been combined. The pro forma unaudited combined statements of income have been adjusted to reflect what the changes in the valuation allowance would have been had the companies always been combined.

                  The net proceeds to HUBCO from the debenture offering were $73,737,750, before deducting HUBCO's expenses in connection with the offering. See "THE COMPANY -- Recent Developments". The Pro Forma financial information does not reflect the sale of the Old Debentures.



PRO FORMA UNAUDITED COMBINED  CONDENSED  STATEMENTS OF INCOME FOR THE SIX MONTHS
ENDED JUNE 30, 1996
($ In thousands, except per share data)



                                                            Pro                    Pro          Pro                   Pro
                                                           Forma       Home-       Forma        Forma                Forma
                                    HUBCO    Lafayette    Combined      town    Adjustments   Combined   Westport    Combined
                                 ---------------------------------------------------------------------------------------------
Interest on loans                    $42,240   $23,052     $65,292     $4,442    $       -     $69,734    $8,123      $77,857
Interest on securities                19,125     4,153      23,278      2,831        (910)      25,199     2,672       27,871
Other interest income                    202       101         303          8            -         311       103          414
                                 ---------------------------------------------------------------------------------------------
     Total Interest Income            61,567    27,306      88,873      7,281        (910)      95,244    10,898      106,142
                                 ---------------------------------------------------------------------------------------------
Interest on deposits                  18,585     9,956      28,541      2,820            -      31,361     2,848       34,209
Interest on borrowings                 2,229       737       2,966        624         (35)       3,555       405        3,960
                                 ---------------------------------------------------------------------------------------------
     Total Interest Expense           20,814    10,693      31,507      3,444         (35)      34,916     3,253       38,169
                                 ---------------------------------------------------------------------------------------------
          Net Interest Income         40,753    16,613      57,366      3,837        (875)      60,328     7,645       67,973

Provision for loan losses              1,896     2,500       4,396         50            -       4,446       600        5,046

Noninterest income                     9,982     2,551      12,533        643            -      13,176     2,144       15,320
Noninterest expense                   28,001    14,922      42,923      3,361         775       47,059     5,599       52,658
                                 ---------------------------------------------------------------------------------------------
     Pre-Tax Income (Loss)            20,838     1,742      22,580      1,069      (1,650)      21,999     3,590       25,589
Income tax provision (benefit)         7,678       952       8,630        450        (333)       8,747     1,491       10,238
                                 ---------------------------------------------------------------------------------------------
     Net Income (Loss)               $13,160      $790     $13,950       $619     $(1,317)     $13,252    $2,099      $15,351
                                 =============================================================================================

Earnings (loss) per share:
     Primary                           $0.95                 $0.71                               $0.68                  $0.67
     Fully Diluted                     $0.95                 $0.71                               $0.68                  $0.67

Weighted Average Shares
   Outstanding:
     Common and common
       equivalent shares              13,844                19,604                              19,604                 22,953
     Preferred (HUBCO)                     -                     -                                   -                      -





PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1995
($ in thousands, except per share data)
                                                                                       Pro-      Pro-                    Pro-
                                            Pro Forma            Pro Forma  Home-    Forma      Forma                  Forma
                        HUBCO      Growth    Combined  Lafayette  Combined   town   Adjust-     Combined               Combined
                                                                                      ments               Westport
                        ---------------------------------------------------------------------------------------------------------
Interest on loans        $80,503   $8,437   $88,940    $41,947   $130,887   $7,625  $         $138,512     $16,200   $154,712
                                                                                          -
Interest on securities    39,065    1,185    40,250     10,313     50,563    7,269  (1,820)     56,012       4,366     60,378
Other interest income      1,143      170     1,313        163      1,476      186        -      1,662         159      1,821
                        ------------------------------------------------------------------------------------------------------
  Total Interest Income  120,711    9,792   130,503     52,423    182,926   15,080  (1,820)    196,186      20,725    216,911
                        ------------------------------------------------------------------------------------------------------
Interest on deposits      35,557    3,821    39,378     17,189     56,567    6,171        -     62,738       5,110     67,848
Interest on borrowings     4,052        2     4,054      3,792      7,846    1,497     (69)      9,274         917     10,191
                        ------------------------------------------------------------------------------------------------------
  Total Interest Expense  39,609    3,823    43,432     20,981     64,413    7,668     (69)     72,012       6,027     78,039
                        ------------------------------------------------------------------------------------------------------
  Net Interest Income     81,102    5,969    87,071     31,442    118,513    7,412  (1,751)    124,174      14,698    138,872

Provision (benefit)for
loan losses                4,200      625     4,825      3,190      8,015       75        -      8,090       1,500      9,590

Noninterest income        17,791      351    18,142      6,078     24,220    1,420        -     25,640       4,005     29,645
Noninterest expense       60,164    5,070    65,234     26,230     91,464    6,951   1,626     100,041      11,378    111,419
                        ------------------------------------------------------------------------------------------------------
   Pre-Tax Income (Loss)  34,529      625    35,154      8,100     43,254    1,806  (3,377)     41,683       5,825     47,508
Income tax provision
(benefit)                 10,845      427    11,272      1,385     12,657      497    (665)     12,489       1,857     14,346
                        ------------------------------------------------------------------------------------------------------
     Net Income (Loss)   $23,684     $198   $23,882     $6,715    $30,597   $1,309 $(2,712)    $29,194      $3,968    $33,162
                        ======================================================================================================

Earnings per share:
  Primary                  $1.82              $1.67                 $1.53                        $1.46                  $1.42
  Fully Diluted            $1.79              $1.65                 $1.51                        $1.45                  $1.41

Weighted Average Shares
 Outstanding:
  Common and common
    equivalent shares     12,743             13,976                19,691                       19,691                 23,040
  Preferred (HUBCO)          508                508                   508                          508                    508

Net Income (loss) as
  previously reported    $23,684     $198   $23,882   $18,927     $42,809   $1,309 $(2,712)    $41,406      $6,830    $48,236
Adjustments to income
  tax provision (benefit)     -        -          -   (12,212)    (12,212)       -        -    (12,212)     (2,862)   (15,074)
Net income (loss) as
  reported herein        $23,684     $198   $23,882     $6,715    $30,597   $1,309 $(2,712)    $29,194      $3,968    $33,162




PRO FORMA UNAUDITED  COMBINED  CONDENSED  STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1994
($ in thousands, except per share data)

                                                        Pro Forma                   Pro Forma                    Pro Forma
                                  HUBCO       Growth     Combined     Lafayette      Combined      Westport       Combined
                               ---------------------------------------------------------------------------------------------
Interest on loans                 $62,031       $6,697      $68,728     $34,136       $102,864       $13,729       $116,593
Interest on securities             39,958          810       40,768       8,236         49,004         3,484         52,488
Other interest income               1,364          152        1,516         211          1,727           121          1,848
                               ---------------------------------------------------------------------------------------------
     Total Interest Income        103,353        7,659      111,012      42,583        153,595        17,334        170,929
                               ---------------------------------------------------------------------------------------------
Interest on deposits               29,268        2,352       31,620      11,790         43,410         4,443         47,853
Interest on borrowings              2,989            9        2,998       1,969          4,967           306          5,273
                               --------------------------------------------------------------------------------------------
     Total Interest Expense        32,257        2,361       34,618      13,759         48,377         4,749         53,126
                               ---------------------------------------------------------------------------------------------
          Net Interest Income      71,096        5,298       76,394      28,824        105,218        12,585        117,803

Provision for loan losses           3,550          634        4,184       3,325          7,509         1,800          9,309

Noninterest income                 11,828          327       12,155       6,337         18,492         3,928         22,420
Noninterest expense                51,050        3,871       54,921      28,423         83,344        11,587         94,931
                               ---------------------------------------------------------------------------------------------
     Pre-Tax Income                28,324        1,120       29,444       3,413         32,857         3,126         35,983
Income tax provision               10,892            -       10,892         939         11,831           764         12,595
                               ---------------------------------------------------------------------------------------------
     Net Income                   $17,432       $1,120      $18,552      $2,474        $21,026        $2,362        $23,388
                               =============================================================================================

Earnings per share:
  Primary                           $1.36                     $1.33                      $1.11                        $1.05
  Fully Diluted                     $1.33                     $1.31                      $1.10                        $1.04

Weighted Average Shares
  Outstanding:
  Common & common
    equivalent shares              12,496                    13,599                     18,491                       21,840
  Preferred (HUBCO)                   602                       602                        602                          602

Net income as previously
  reported                        $17,432       $1,120      $18,552      $6,137        $24,689        $4,362        $29,051
Adjustments to income tax
  provision (benefit)                   -            -            -      (3,663)       (3,663)        (2,000)        (5,663)
Net income as reported herein     $17,432       $1,120      $18,552      $2,474        $21,026        $2,362        $23,388




PRO FORMA UNAUDITED  COMBINED  CONDENSED  STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 1993
($ in thousands, except per share data)

                                                                Pro Forma               Pro Forma                   Pro Forma
                                     HUBCO       Growth     Combined      Lafayette      Combined      Westport      Combined
                                 ---------------------------------------------------------------------------------------------
Interest on loans                  $56,140       $4,472      $60,612        $34,798       $95,410       $13,482      $108,892
Interest on securities              28,734        1,219       29,953          6,306        36,259         1,798        38,057
Other interest income                1,676          163        1,839            311         2,150           429         2,579
                                 ---------------------------------------------------------------------------------------------
     Total Interest Income          86,550        5,854       92,404         41,415       133,819        15,709       149,528
                                 ---------------------------------------------------------------------------------------------
Interest on deposits                26,604        2,142       28,746         13,809        42,555         5,642        48,197
Interest on borrowings                 907            -          907          1,625         2,532            42         2,574
                                 ---------------------------------------------------------------------------------------------
     Total Interest Expense         27,511        2,142       29,653         15,434        45,087         5,684        50,771
                                 ---------------------------------------------------------------------------------------------
          Net Interest Income       59,039        3,712       62,751         25,981        88,732        10,025        98,757

Provision for loan losses            4,874          653        5,527         23,500        29,027         2,890        31,917

Noninterest income                  10,579          302       10,881          8,306        19,187         5,384        24,571
Noninterest expense                 42,313        3,309       45,622         36,789        82,411        11,569        93,980
                                 ---------------------------------------------------------------------------------------------
    Pre-Tax Income (Loss)           22,431           52       22,483        (26,002)       (3,519)          950        (2,569)
Income tax provision (benefit)       8,560         (260)       8,300         (8,508)         (208)          529           321
                                 ---------------------------------------------------------------------------------------------
Income (loss) before cumulative
   effect of change in
   accounting principle             13,871          312       14,183        (17,494)       (3,311)          421        (2,890)
Cumulative effect of change in
   accounting principle                  -            -            -         (3,118)       (3,118)           -         (3,118)
                                 ----------------------------------------------------------------------------------------------
   Net Income (Loss)               $13,871         $312      $14,183       $(20,612)      $(6,429)         $421       $(6,008)
                                 ==============================================================================================


Earnings (loss) per share before
  cumulative  effect of change in
  accounting principle:
  Primary                             $1.06                     $1.00                       $(0.22)                     $(0.16)
  Fully Diluted                       $1.06                     $1.00                       $(0.22)                     $(0.16)


Earnings  (loss)  per share  after  cumulative  effect  of Change in  accounting principle:
  Primary                             $1.06                     $1.00                       $(0.43)                     $(0.33)
  Fully Diluted                       $1.06                     $1.00                       $(0.43)                     $(0.33)

Weighted Average Shares Outstanding:
  Common & common equivalent         13,109                    14,212                       14,918                      18,267
    shares
  Preferred (HUBCO)                      -                         -                            -                           -

Net income (loss) as previously      $13,871         $312      $14,183       $(29,136)     $(14,953)      $1,202       $(13,751)
  reported
Adjustments to income tax                 -            -            -           8,524         8,524        (781)          7,743
  provision (benefit)
Net income (loss) as reported herein $13,871         $312      $14,183       $(20,612)      $(6,429)       $421         $(6,008)




Notes to Pro Forma Financial Information

(1) Pro forma financial information assumes that the Growth Acquisition, the Lafayette Acquisition and the Merger were consummated as of the beginning of each of the periods indicated and that the Hometown Acquisition was consummated as of January 1, 1995 for the pro forma unaudited combined statements of income and as of June 30, 1996 for the pro forma unaudited combined balance sheet. Because the Hometown Acquisition was accounted for using the purchase method of accounting (which does not require the restatement of HUBCO's financial statements), Hometown's historical consolidated statements of income and the Hometown Acquisition are not reflected in the pro forma unaudited combined condensed statements of income for the years ended December 31, 1994 and 1993. The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the mergers been consummated at the beginning of the applicable periods indicated, nor is it necessarily indicative of the results of operation in future periods or the future financial position of the combined entities.

(2) It is assumed that the Merger will be accounted for on a pooling of interests accounting basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of
           0.3225 shares of HUBCO Common Stock for each of the 6,068,531 shares of Westport Common Stock which were outstanding at June 30, 1996.

           The pro forma financial information presented herein gives effect to the cancellation of 85,300 shares of HUBCO Common Stock. This adjustment is the result of HUBCO's ownership, as of August 6, 1996, of 264,500 shares of Westport Common Stock at a cost of $1,701,125.

           As a result, the pro forma information was adjusted for the Merger by the (i) addition of 2,156,761 shares of HUBCO Common Stock with a stated value of $1.778 per share amounting to $3,834,734; (ii) elimination of 6,068,531 shares of Westport Common Stock with a par value of $.01 per share amounting to $60,685; (iii) cancellation of 85,300 shares of HUBCO Common Stock amounting to $151,663; (iv) issuance of 39,600 shares of New HUBCO Preferred Stock with a par value of $.01, amounting to $396, (v) elimination of 39,600 shares of Westport Preferred Stock with a par value of $.01, amounting to $396; and (vi) recording of the remaining net amount of $5,323,511 as a reduction of additional paid in capital at June 30, 1996.

           The effect of the remaining $7.0 million of the total $8.5 million (after tax) restructuring charge in connection with the Lafayette Acquisition has been reflected in the pro forma combined balance sheet as an increase in other liabilities.

(3) The Lafayette Acquisition was accounted for on a pooling of interests accounting basis and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of .588 shares of HUBCO Common Stock for each of the 10,029,637 shares of Lafayette common stock which were outstanding at June 30, 1996.

           The pro forma financial information presented herein gives effect to the cancellation of 323,400 shares of HUBCO Common Stock. This adjustment is the result of HUBCO's ownership of 550,000 shares of Lafayette common stock at a cost of $6,354,687.

           As a result, the pro forma information was adjusted for the Lafayette Acquisition by the (i) addition of 5,897,426 shares of HUBCO Common Stock with a stated value of $1.778 per share, amounting to $10,485,623; (ii) elimination of 10,029,637 shares of Lafayette Common Stock with a stated value of $.02 per share, amounting to $200,593; (iii) cancellation of 323,400 shares of HUBCO Common Stock amounting to $575,005; (iv) addition of 146,600 shares of HUBCO Common Stock amounting to $260,655 in exchange for Lafayette's stock options; and (v) recording of the remaining net amount of $16,367,000 as a reduction of additional paid in capital at June 30, 1996.

(4) The pro forma financial information presented herein reflects: (i) a total cash purchase price for Hometown of $31.6 million. Cash on hand of $1.0 million and the proceeds received upon disposition of approximately $32.0 million of securities available for sale will be utilized to fund the purchase price. The excess funds resulting from the sale of these securities will be used to reduce short-term borrowings; (ii) a fair value adjustment of $500,000 established for investment securities held to maturity. Investment securities held to maturity were valued at their estimated fair value as of June 30, 1996. The resulting adjustment is being amortized into interest income over the remaining life of the portfolio as of that date, so as to produce a constant yield to maturity; (iii) a net deferred tax benefit of $200,000 on purchase accounting adjustments; (iv) elimination of Hometown's existing intangible and establishment of a new intangible estimated at approximately $16.5 million. The resulting intangible assets are expected to be amortized on an aggregate estimated life of 10 years; (v) accruals were established for termination benefits and other benefits under employment contracts of $710,000 and other transaction costs and professional fees of $460,000; (vi) elimination of Hometown's existing capital pursuant to the purchase accounting method for business combinations; and (vii) the book value of Hometown's loans and deposits are deemed to approximate estimated fair value at June 30, 1996 and therefore no fair value adjustment is necessary.

(5) On January 12, 1996, HUBCO completed its purchase of Growth, with assets of $127.7 million, for 1.2 million shares of HUBCO Common Stock valued at approximately $27 million, in a transaction accounted for as a pooling of interests. The pro forma financials presented herein reflect the effect of this acquisition.

(6) Earnings per share data has been computed based on the combined historical net income applicable to common stockholders of HUBCO, Westport, Lafayette and Growth, using the historical weighted average shares outstanding of HUBCO Common Stock and the weighted average outstanding shares, adjusted to equivalent shares of HUBCO Common Stock, as of the earliest applicable period presented.

           Primary and fully diluted weighted average shares outstanding also includes the addition of 38,759 common share equivalents applicable to the 61,477 HUBCO warrants issued in the Lafayette Acquisition for the 104,554 Lafayette warrants outstanding.

(7) Certain insignificant reclassifications have been included herein to conform to statement presentations.

                                 USE OF PROCEEDS

         There will be no cash proceeds to the Company from the Exchange Offer. HUBCO intends to use the net proceeds from the sale of the Old Debentures for general corporate purposes, including investments in and advances to HUBCO's subsidiaries, and for financing possible or future acquisitions of deposits and banking assets. Pending such use, HUBCO or its subsidiaries may temporarily invest the net proceeds in investment grade securities.

                               THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

         The Old Debentures were sold by the Company on September 13, 1996 to certain institutional investors (the "Initial Purchasers"). In connection therewith, the Company entered into a Registration Rights Agreement, which provides that, within 150 days after the original issuance of the Old Debentures (i.e., by February 10, 1997), the Company will use its best efforts to cause a registration statement under the Securities Act with respect to an issue of new debentures of the Company identical in all materials respects to the Old
Debentures  to  become   effective  under  the  Securities  Act  and,  upon  the
effectiveness of that registration statement, will offer to the Holders of the Old Debentures the opportunity to exchange their Old Debentures for a like principal amount of new debentures which will be issued without restrictive legends, and will consummate the exchange offer within 180 days after the original issuance of the Old Debentures. The Exchange Offer is being made pursuant to and in order to comply with the Registration Rights Agreement executed in connection with the Company's sale of the Old Debentures to the Initial Purchasers. Unless the context otherwise requires, the term "Holder" with respect to the Exchange Offer means any person in whose name Old Debentures are registered on the books of the Company or any person whose Old Debentures are held of record by the Depository Trust Company who desires to deliver such Old Debentures by book-entry transfer at the Depository Trust Company.

         The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the New Debentures issued pursuant to the Exchange Offer in exchange for the Old Debentures may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Debentures issued pursuant to the Exchange Offer in exchange for Old Debentures may be offered for resale, resold and otherwise transferred by any Holder of such New Debentures (other than any such Holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or any broker-dealers) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New
Debentures are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Debentures. See "Morgan Stanley & Co., Inc.", SEC No-Action Letter (available June 5, 1991), and "Exxon Capital Holdings Corporation", SEC No-Action Letter (available May 13, 1988). Any Holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Debentures could not rely on such interpretation by the staff of the Commission and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Debentures for its own account in exchange for Old Debentures, where such Old Debentures were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Debentures. See "PLAN OF DISTRIBUTION".

         By tendering in the Exchange Offer, each Holder of Old Debentures will represent to the Company that, among other things, (i) the New Debentures acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Debentures, whether or not such person is such Holder, (ii) neither the Holder of Old Debentures nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Debentures, (iii) neither the Holder nor any such other person is engaged in or intends to participate in the distribution of such New Debentures and (iv) neither the Holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or a broker-dealer.

         Following the consummation of the Exchange Offer, Holders of Old Debentures not tendered will not have further registration rights and the Old Debentures will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Debentures could be adversely affected.

Terms of the Exchange Offer

         Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Debentures validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $25,000 principal amount of New Debentures in exchange for each $25,000 principal amount of outstanding Old Debentures accepted in the Exchange Offer. The Old Debentures were issued in minimum denominations of $25,000. For each Old Debenture surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Debenture will receive a New Debenture having a principal amount equal to that of the surrendered Old Debenture. New Debentures will be issued only in minimum denominations of $25,000 and in integral multiples of $1,000 in excess thereof. Holders may tender some or all of their Old Debentures pursuant to the Exchange Offer.

         The form and terms of the New Debentures will be identical in all material respects to the form and terms of the Old Debentures, except that (i) the New Debentures will have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof and (ii) Holders of New Debentures will not be entitled to the prospective increase in interest rate contained in the Old Debentures. See "DESCRIPTION OF DEBENTURES -- Registration Rights" for a description of the terms of the prospective increase in interest rate. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Debentures being tendered for exchange.

           As of October 22, 1996, $75,000,000 of the Old Debentures were outstanding and there was one registered Holder of the Old Debentures. This
Prospectus, together with the Letter of Transmittal, is being sent to such registered Holder as of November 5, 1996.

         Holders of Old Debentures do not have any appraisal or dissenters' rights under the Business Corporation Law of the State of New Jersey or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

         The Company shall be deemed to have accepted validly tendered Old Debentures when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders for the purpose of receiving the New Debentures from the Company.

         If any tendered Old Debentures are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Debentures will be returned, without expense, to the tendering Holder thereof as promptly as practicable after the Expiration Date.

         Holders who tender Old Debentures in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the Instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Debentures pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "- - Fees and Expenses."

Expiration Date; Extensions

         The term "Expiration Date" shall mean 5:00 p.m., New York City time, on December 13, 1996, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

         The Company reserves the right to extend the Exchange Offer at any time and from time to time by giving oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Old Debentures previously tendered pursuant to the Exchange Offer and not withdrawn will remain subject to the Exchange Offer. The date of the exchange of the New Debentures for Old Debentures will be the first business day following the Expiration Date.

         The Company expressly reserves the right to (i) terminate the Exchange Offer and not accept for exchange any Old Debentures if any of the events set forth below under "Conditions to the Exchange Offer" shall have occurred and shall not have been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the Holders of the Old Debentures, whether before or after any tender of the Old Debentures.

Interest on the New Debentures

         Holders of Old Debentures that are accepted for exchange will not receive accrued interest thereon. However, each New Debenture will bear interest from the most recent date to which interest has been paid on the Old Debenture for which such New Debenture was exchanged, or if no interest has been paid, from September 13, 1996.

Procedures for Tendering

         The tender to the Company of Old Debentures by a Holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

         A Holder of the Old Debentures may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Old Debentures being tendered (if in certificated form) and any required signature guarantees, to the Exchange Agent at its address set forth in the Letter of Transmittal on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with the guaranteed delivery procedures described below.

         If tendered Old Debentures are registered in the name of the signer of the Letter of Transmittal and the New Debentures to be issued in exchange therefor are to be issued (and any untendered Old Debentures are to be reissued) in the name of the registered Holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (also referred to as the "Book-Entry Transfer Facility") whose name appears on a security listing as the owner of Old Debentures), no separate written instruments of transfer or exchange are required and the signature of such signer need not be guaranteed. In any other case, the tendered Old Debentures must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered Holder and the signature on the endorsement or instrument of transfer must be guaranteed by a commercial bank or trust company located or having an office or correspondent in the United States, or by a member firm of a national securities exchange or of the National Association of Securities Dealers, Inc. (any of the foregoing hereinafter referred to as an "Eligible Institution"). If the New Debentures and/or Old Debentures not exchanged are to be delivered to an address other than that of the registered Holder appearing on the register for the Old Debentures, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

         The method of delivery of Old Debentures and all other documents is at the election and risk of the Holder. If sent by mail, it is recommended that registered mail, return receipt requested, be used, prior insurance obtained, and the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent on or before the Expiration Date.

         The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Debentures at the Book-Entry Transfer Facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Debentures by causing the Book-Entry Transfer Facility to transfer such Old Debentures into the Exchange Agent's account with respect to the Old Debentures in accordance with the Book-Entry Transfer Facility's procedure for such transfer. Although delivery of the Old Debentures may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at the address set forth in the Letter of Transmittal on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

         If the Holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Old Debentures to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its office on or prior the Expiration Date, a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering Holder, the name(s) in which the Old Debentures are registered and, if possible, the certificate number(s) of the Old Debentures to be tendered, and stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the Old Debentures, in proper form for transfer (or a confirmation of book-entry transfer of such Old Debentures into the Exchange Agent's account at the Book-Entry Transfer Facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Debentures being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

         A tender will be deemed to have been received as of the date when (i) the tendering Holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Debentures (or a confirmation of book-entry transfer of such Old Debentures into the Exchange Agent's account at the Book-Entry Transfer Facility) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of New Debentures in exchange for Old Debentures tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Old Debentures.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Debentures will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Old Debentures. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Terms and Conditions of the Letter of Transmittal

         The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

         The party tendering Old Debentures for exchange (the "Transferor") exchanges, assigns and transfers the Old Debentures to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Debentures to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Old Debentures and to acquire New Debentures issuable upon the exchange of such tendered Old Debentures, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Old Debentures, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Debentures or transfer ownership of such Old Debentures on the account books maintained by the Book-Entry Transfer Facility. All authority conferred by the Transferor will survive the death, bankruptcy or incapacity of the Transferor and every obligation of the Transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the Transferor.

         By executing the Letter of Transmittal, each Holder will make to the Company the representations set forth in the third paragraph under the heading "-- Purpose and Effect of the Exchange Offer."

Withdrawal of Tenders

         Tenders  of  Old   Debentures   pursuant  to  the  Exchange  Offer  are
irrevocable, except that Old Debentures tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

         To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at the address set forth in the Letter of Transmittal. Any such notice of withdrawal must specify the Holder named in the Letter of Transmittal as having tendered Old Debentures to be withdrawn, the certificate numbers of Old
Debentures to be withdrawn, a statement that such Holder is withdrawing his election to have such Old Debentures exchanged, and the name of the registered Holder of such Old Debentures, and must be signed by the Holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Debentures being withdrawn. The Exchange Agent will return the properly withdrawn Old Debentures promptly following receipt of notice of withdrawal. If Old Debentures have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Debentures or otherwise comply with the Book-Entry Transfer Facility procedure. All questions as to the validity of notices of withdrawal, including time of receipt, will be determined by the Company, and such determination will be final and binding on all parties.

Conditions to the Exchange Offer

         Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to issue New Debentures in exchange for any properly tendered Old Debentures not previously accepted and may terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service), or, at its option, modify or otherwise amend the Exchange Offer, if either of the following events occur:

              (a) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any court or governmental authority which, in the sole judgment of the Company, would prohibit, restrict or otherwise render illegal consummation of the Exchange Offer, or

              (b) there shall occur a change in the current interpretation by the staff of the Commission which permits the New Debentures issued pursuant to the Exchange Offer in exchange for Old Debentures to be offered for resale, resold and otherwise transferred by Holders thereof (other than broker-dealers and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Debentures are acquired in the ordinary course of such Holders' business and such Holders have no arrangement or understanding with any person to participate in the distribution of such New Debentures.

         The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Old Debentures upon the occurrence of either of the foregoing conditions (which represent all of the material conditions to the acceptance by the Company of properly tendered Old Debentures). In addition, the Company may amend the Exchange Offer at any time prior to the Expiration Date if either of the conditions set forth above occur. Moreover, regardless of whether either of such conditions has occurred, the Company may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to Holders of the Old Debentures.

         The foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole or in part, in its sole discretion. Any determination made by the Company concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

Exchange Agent

         Marine Midland Bank is acting as the Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

               By Mail (registered or certified mail recommended):
                               Marine Midland Bank
                             140 Broadway - A Level
                           Corporate Trust Operations
                             New York, NY 10005-1180

                          By Hand or Overnight Courier:
                               Marine Midland Bank
                             140 Broadway - A Level
                           Corporate Trust Operations
                             New York, NY 10005-1180

                                  By Facsimile:
                                 (212) 658-2292

                              Confirm by Telephone:
                                 (212) 658-5931

Fees and Expenses

         The expense of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders.

         The Company has not retained any dealer-manager or other soliciting agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

         The Company will pay all transfer taxes, if any, applicable to the exchange of Old Debentures pursuant to the Exchange Offer. If, however, certificates representing New Debentures, or Old Debentures for principal amounts not tendered or accepted for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Old Debentures tendered or if a transfer tax is imposed for any reason other than the exchange of Old Debentures pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

Certain Federal Income Tax Consequences of the Exchange

         Based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations (including proposed and temporary regulations), judicial authority, and administrative rulings and practice, the exchange of an Old Debenture for a New Debenture pursuant to the Exchange Offer will not constitute a taxable event for federal income tax purposes. There can be no assurance that the Internal Revenue Service will continue to take this position, and no ruling from the Internal Revenue Service has been or will be sought. Legislative, judicial, or administrative changes or interpretations may be issued that could alter or modify this result. EACH HOLDER SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF EXCHANGING SUCH HOLDER'S OLD DEBENTURES FOR NEW DEBENTURES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS.

Other

         Participation in the Exchange Offer is voluntary and Holders should carefully consider whether to accept. Holders of the Old Debentures are urged to consult their financial and tax advisors in making their own decisions.

         No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders of Old Debentures in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to Holders of Old Debentures in such jurisdiction. In any such jurisdiction the securities laws or blue sky laws which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

         As a result of the making of the Exchange Offer, the Company will have fulfilled a covenant contained in the terms of the Old Debentures and the Registration Rights Agreement. Holders of the Old Debentures who do not tender their certificates in the Exchange Offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto under the Indenture except for any such rights under the Registration Rights Agreement and except that the Old Debentures will not be entitled to the contingent increase in the interest rate provided for in the Indenture and the Registration Rights Agreement. All untendered Old Debentures will continue to be subject to the restrictions on transfer set forth in the Indenture and the Old Debentures. To the extent that Old Debentures are tendered and accepted in the Exchange Offer, the trading market, if any, for untendered Old Debentures could be adversely affected.

                            DESCRIPTION OF DEBENTURES

         The Old Debentures were issued under, and the New Debentures will be issuable under, an Indenture, dated as of September 13, 1996 (the "Indenture"), between the Company and Summit Bank, as Trustee (the "Trustee"). The following statements are subject to the detailed provisions of the Trust Indenture Act of 1939, as amended ("TIA"), and the Indenture, which has been incorporated by reference as an exhibit to the Registration Statement. The description of the Debentures and the Indenture contained herein is a summary only and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Indenture (including the definitions of certain terms contained therein and those made a part of the Indenture by reference to the TIA), which are incorporated by reference as part of the statements made herein.

General

         The Indenture does not limit the aggregate principal amount of indebtedness which may be issued thereunder and provides that debt securities may be issued from time to time in one or more series (such other debt securities issued under the Indenture, together with the Debentures, are hereinafter collectively referred to as the "Debt Securities").

         The Debentures are general unsecured obligations of the Company limited to an aggregate principal amount of $75,000,000. The Debentures bear interest at the rate of 8.20% per annum from the date of original issuance (September 13, 1996) payable semiannually on each March 15 and September 15, beginning March 15, 1997, to Holders of record at the close of business on the preceding March 1 or September 1, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Debentures mature on September 15, 2006 and initially have been issued in global form, without coupons.

         The Debentures are not deposits of the Company or any banking subsidiary of the Company and are not insured by the FDIC or any other federal agency.

         The Debentures will not be redeemable by the Company, in whole or in part, prior to their stated maturity and do not provide for any sinking fund.

         The Debentures will be unsecured and subordinated obligations of the Company which will be subordinated in right of payment to all other Senior Indebtedness of the Company and will rank pari passu with the Company's outstanding $25,000,000 aggregate principal amount of 7.75 % Subordinated Debenture due 2004. See "--Subordination". The Indenture does not limit the Company's ability to incur additional Senior Indebtedness or contain provisions which would protect the Holders of, or owners of beneficial interests in, the Debentures against a sudden decline in credit quality resulting from takeovers, recapitalizations or other similar restructurings.

         Payment of the principal of the Debentures may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default in the performance of any covenant of the Company, including the payment of principal or interest on the Debentures. See "--Events of Default and Limited Rights of Acceleration".

         No service charge will be made for any transfer or exchange of the Debentures, but the Company may require payment of a sum sufficient to cover any tax or other government charge payable in connection therewith. (Section 3.5).

         The transfer and exchange of the Old Debentures may be effected in global form only if such Debentures are being transferred to a qualified institutional buyer (as defined in Rule 144A under the Securities Act) in accordance with Rule 144A under the Securities Act.

         All moneys paid by the Company to the Trustee or any Paying Agent for the payment of principal of and premium and interest on any Debenture which remain unclaimed for two years after such principal, premium or interest shall have become due and payable may be repaid to the Company and thereafter the Holder of such Debenture shall look only to the Company for payment thereof. (Section 10.3).


Subordination


         All  Debt   Securities   issued  under  the   Indenture  are  expressly
subordinated in right of payment, to the extent set forth in the Indenture, to all Senior Indebtedness (as defined below). (Section 13. 1).

         If the Company shall default in the payment of any principal of, premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, or if any event of default with respect to Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof shall have occurred and be continuing, or any judicial proceeding shall be pending with respect to any such default in payment or event of default then, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist or such judicial proceeding shall be no longer pending, no direct or indirect payment (in cash, property, securities, by set-off, or otherwise) shall be made for principal of or premium or interest on the Debt Securities, or in respect of any purchase or other acquisition of any of the Debt Securities. (Section 13.4). With respect to the Debentures, "Senior Indebtedness" of the Company means the principal of, premium, if any, and interest on all indebtedness for money borrowed or purchased by the Company, or borrowed by another Person and guaranteed by the Company (including any deferred obligation for the payment of the purchase price of property or assets evidenced by a note or similar agreement), whether outstanding on the date or subsequently created, assumed or incurred, and any amendments, deferrals, renewals or extensions of any such Senior Indebtedness, other than (i) any obligation as to which it is provided that such obligation is not to be senior in right of payment to the Debentures and (ii) the Debentures. (Section 1. 1). The Indenture does not limit the amount of additional Senior Indebtedness which the Company may incur.

         In the event of any insolvency, bankruptcy, receivership, reorganization, assignment for the benefit of creditors, marshaling of assets and liabilities, or similar proceedings relating to, or any liquidation, dissolution, or winding-up of, the Company, whether voluntary or involuntary, all obligations of the Company to holders of Senior Indebtedness shall be entitled to be paid in full (or provision shall be made for such payment) before any payment shall be made on account of the principal of or premium or interest on the Debt Securities. In the event of any such proceeding, if any payment by or distribution of assets of the Company of any kind or character, whether in cash, property, or securities (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee or the Holders of the Debt Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be held (in trust if received by the Holders of the Debt Securities) for the benefit of the holders of such Senior Indebtedness and shall be paid over to the trustee in bankruptcy or other Person making payment or distribution of the assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. (Section 13.2).

         By reason of such subordination, in the event of the bankruptcy or insolvency of the Company or similar event, whether before or after maturity of the Debt Securities, holders of Senior Indebtedness may receive more, ratably, and Holders of the Debt Securities having a claim pursuant to the Debt Securities may receive less, ratably, than creditors of the Company who do not hold Senior Indebtedness or Debt Securities.

         In addition, in the event of the insolvency, bankruptcy, receivership, conservatorship or reorganization of the Company, the claims of the Holders of the Debt Securities would be subject as to enforcement to the broad equity power of a federal bankruptcy court, and to the determination by that court of the nature of the rights of the Holders.

Consolidation, Merger, Sale or Conveyance


         The Company may, without the consent of any Holder of the Debt Securities, merge or consolidate with any other corporation or acquire all or substantially all of the assets of any corporation, provided the Company is the surviving corporation. The Company may, without the consent of any Holder of the Debt Securities, merge into or consolidate with any other corporation or sell or convey all or substantially all of its assets to any corporation, provided that the successor corporation shall be a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation shall expressly assume the Company's obligations under the Indenture and on the Debt Securities, and the Company or such successor corporation, as the case may be, shall not be in default in the performance of any covenant or condition of the Indenture immediately after such merger, consolidation, sale or conveyance. In addition, the Company may, without the consent of any Holder of the Debt Securities, convey its assets substantially as an entirety to any Person in connection with a transfer that is assisted by a federal bank regulatory authority and in such case the Company's obligations under the Indenture need not be assumed by the entity acquiring such assets. (Section 8. 1).

Events of Default and Limited Rights of Acceleration


         With respect to the Debentures, the Indenture defines an Event of Default as any one of the following events: (a) default for 30 days in the payment of any interest upon any Debenture when it becomes due and payable; default in the payment of the principal of (or premium, if any, on) any Debenture at its maturity; (c) default in the performance, or breach, of any covenant or warranty of the Company (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than the Debentures) which continues for 60 days after the holders of at least 25 % in principal amount of Outstanding Debentures have given written notice as provided in the Indenture; or (d) certain events of bankruptcy, insolvency or reorganization of the Company. (Section 5. 1). An Event of Default under one series of Debt Securities will not necessarily be an Event of Default with respect to any other series of Debt Securities.

         If an Event of Default of a type set forth in clause (d) above with respect to the Debentures at the time outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debentures may declare the principal amount of all the Debentures to be due and payable immediately. At any time after a declaration of acceleration with respect to Debentures has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of the Outstanding Debentures may, under certain circumstances, rescind and annul such acceleration. (Section 5.2).

         The Indenture does not provide for any right of acceleration of the payment of the principal of the Debentures upon a default in the payment of principal, premium, if any, or interest or a default in the performance of any covenant or agreement in the Debentures or In the Indenture. Accordingly, the Trustee and the Holders will not be entitled to accelerate the maturity of the Debentures upon the occurrence of any of the Events of Default described above, except for those described in clause (d) above. If a default in the payment of principal, premium, if any, or interest or in the performance of any covenant or agreement in the Debentures or in the Indenture occurs, the Trustee may, subject to certain limitations and conditions, seek to enforce payment of such principal, premium, if any, or interest on the Debentures, or the performance of such covenant or agreement. (Section 5.3).

         The Indenture provides that, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 6.3). Subject to certain limitations, the Holders of a majority in aggregate principal amount of the Outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debentures. (Section 5.12). The right of a Holder of any Debt Security to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, but each Holder has an absolute right to receive payment of principal, premium and interest, if any, when due and to institute suit for the enforcement of any such payment. (Sections 5.7 and 5.8).

         The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Sections 1.2 and 10.4). The Trustee may withhold notice to Holders of any default (except in payment of principal, premium, or interest, if any) if it in good faith determines that it is in the interests of the Holders to do so.

Modifications and Waiver


         The Indenture provides that the Company and the Trustee may enter into a supplemental indenture to amend the Indenture or the Securities without the consent of any Holder of any Outstanding Security: (1) to evidence the succession of another Person to the Company and the assumption by such successor of the Company's obligations under the Indenture; (2) to add to the covenants of the Company further covenants, restrictions or conditions for the protection of the Holders of all or any particular series of Securities; (3) to add or change any of the provisions of the Indenture necessary to facilitate the issuance of Securities in bearer form; (4) to add, eliminate or change any provision of the Indenture prior to the issuance of the series that is entitled to the benefit of such provision; (5) to establish the terms and conditions of Securities of any series; (6) to provide for the acceptance of appointment by a successor trustee or to add or change any of the provisions of the Indenture necessary to provide for or facilitate the administration of the trust by more than one Trustee; (7) to cure any ambiguity, defect or inconsistency or to make such other provision in regard to matters or questions arising under the Indenture which do not adversely affect the interests of the Holders of the Securities; (8) to secure the Securities; (9) to provide for the conversion or exchange of Securities of a particular series into or for other securities of the Company; (10) to add additional Events of Default; or (I 1) to add, change or eliminate any of the provisions relating to the subordination of the Securities. (Section 9. 1)

         In addition to the foregoing, modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the stated maturity date of the principal of, or any premium or installment of interest, if any, on any Security, (b) reduce the principal amount of, or premium or interest, if any, on, any Security, (c) change the currency of payment of principal of, or premium or interest, if any, on, any Security, (d) impair the right to institute suit for the enforcement of any such payment on or with respect to any Security, (e) reduce the percentage in principal amount of Outstanding Securities of any series the consent of whose Holders is required for modification or amendment of the Indenture or for any waiver. (Section 9.2).

         The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 10.8). The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Securities of that series, waive any past default under the Indenture with respect to Securities of that series, except a default in the payment of principal, or of premium or interest, if any, or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of that series. (Section 5.13).

Governing Law


         The Indenture and the Debentures will be governed by and construed in accordance with the laws of the State of New Jersey.

Book Entry; Form of New Debentures


         The certificates representing the New Debentures will be issued in fully registered form, without coupons. Investors may elect to hold their New Debentures directly or, subject to the rules and procedures of The Depository Trust Company, New York, New York ("DTC") described below, hold interests in a global debenture (the "Global Debenture") registered in the name of Cede & Co., as DTC's nominee. The form in which a Holder tenders its Old Debentures is the form in which the New Debentures will be issued to such Holder.

         DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC (the "Participants") and facilitates the clearance and settlement of securities transactions among its Participants in such securities through electronic computerized book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to DTC's book-entry system is also available to others, such as brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC are on file with the Commission.

         Upon the issuance of the Global Debenture, DTC will credit on its book-entry registration and transfer system, the respective principal amounts of the New Debentures represented by such Global Debenture to the accounts of institutions that have accounts with DTC. The accounts to be credited shall be designated by the Holders that acquired such New Debentures. Ownership of beneficial interests in the Global Debenture will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Debenture will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC for such Global Debenture and on the records of Participants (with respect to the interests of persons holding through Participants).

         So long as DTC, or its nominee, is the registered owner or holder of the Global Debenture, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Debentures represented by such Global Debenture for all purposes under the Indenture and the Debentures. In addition, no beneficial owner of an interest in a Global Debenture will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Indenture referred to herein).

         The Company expects that DTC, or its nominee, upon receipt of any payment of principal or interest in respect of the Global Debenture representing any Debentures held by it or its nominee, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Debenture represented by the Global Debenture as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such Participants.

         Principal and interest payments on New Debentures represented by the Global Debenture registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of such Global Debenture. None of the Company, the Trustee or any other agent of the Company will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a Global Certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants (defined below) and certain banks, the ability of a person having a beneficial interest in a Global Debenture to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.

         The Company believes that it is the policy of DTC that it will take any action permitted to be taken by a holder of Debentures (including the presentation of Debentures for exchange in the Exchange Offer) only at the direction of one or more participants to whose account interests in the Global Debentures are credited and only in respect of such portion of the aggregate principal amount at maturity of the Debentures as to which such participant or participants has or have given such direction.

         The Indenture provides that if (i) DTC or a successor depository notifies the Company that it is unwilling or unable to continue as depository or if the depository ceases to be eligible under the Indenture and a successor depository is not appointed by the Company within 90 days, (ii) the Company determines that the Debentures shall no longer be represented by Global Debentures and executes and delivers to the Trustee a Company order to such effect or (iii) an Event of Default or event which, with notice or lapse of time or both, would constitute an Event of Default with respect to the Debentures shall have occurred and be continuing, the Global Debentures will be exchanged for Debentures in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. Such definitive Debentures shall be registered in such name or names as the depository shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the depository from Participants with respect to ownership of beneficial interests in Global Debentures.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Debentures among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance of DTC or its Participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Same-Day Settlement In Respect of Global Debentures

         So long as any New Debentures are represented by the Global Debenture registered in the name of DTC or its nominee, such New Debentures will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such Debentures will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the New Debentures.

Regarding the Trustee

         The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions with the Company and its subsidiaries from time to time, provided that if the Trustee acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default, or else resign. The Trustee currently acts as trustee with respect to the Company's 7.75% Subordinated Debentures due 2004. The Company also has normal banking relationships with the Trustee.

Registration Rights

         Pursuant to the Registration Rights Agreement, the Company agreed to use its best efforts to file a registration statement with the Commission with respect to the Exchange Offer (the "Exchange Offer Registration Statement") for the New Debentures, which will have terms identical in all material respects to the Old Debentures (except that the New Debentures will not contain terms with respect to transfer restrictions) and cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 150 calendar days after the original issue of the Old Debentures. Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the New Debentures in exchange for surrender of the Old Debentures. The Company will keep the Exchange Offer open for not less than 30 calendar days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Old Debentures. For each Old Debenture surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Debenture will receive a New Debenture having a principal amount equal to that of the surrendered Old Debenture. Interest on each New Debenture will accrue from the last interest payment date on which interest was paid on the Old Debenture surrendered in exchange therefor or, if no interest has been paid on such Old Debenture, from the date of its original issue.

         Each holder of the Old Debentures (other than certain specified holders) who wishes to exchange the Old Debentures for New Debentures in the Exchange Offer will be required to represent that (i) it is not an affiliate of the Company, (ii) the New Debentures to be received by it were acquired in the ordinary course of its business and (iii) at the time of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the New Debentures. In addition, in connection with any resales of New Debentures, any broker-dealer (a "Participating Broker-Dealer") who acquired the Old Debentures for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the New Debentures (other than a resale of an unsold allotment from the original sale of the Old Debentures) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such New Debentures.

         In the event that (x) changes in law or the applicable interpretation of the staff of the Commission (the "Staff") do not permit the Company to effect the Exchange Offer, (y) the Initial Purchasers advise the Company that, within 150 calendar days after the date of the original issuance of the Old Debentures, the Initial Purchasers continue to hold Old Debentures purchased pursuant to the Purchase Agreement, entered into among the Company and the Initial Purchasers, and are not permitted pursuant to applicable law or applicable interpretation of the Staff to participate in the Exchange Offer, or (z) if any holder of Old Debentures other than the Initial Purchasers is not eligible to participate in the Exchange Offer due to a change in law or the applicable interpretation of the Staff and such holder so notifies the Company, the Company will at its cost,
(a) as promptly as practical after the original issuance of the Old Debentures, file a Shelf Registration Statement covering resales of the Old Debentures (limited solely to the Initial Purchasers if clause (y) alone applies), (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by the later of (A) the 210th calendar day after the original issuance of the Old Debentures and (B) the 45th calendar day after the publication of the change in law or interpretation, and (c) use its best efforts to keep effective the Shelf Registration Statement until three years after its effective date (if clause (x) applies) or three years after the date of original issue of the Old Debentures (if clause (y) or (z) applies) or (if earlier) until all Old Debentures eligible to be sold thereunder have been so sold or cease to be outstanding. The Company will, in the event of the filing of a Shelf Registration Statement as a result of clause (x) or (z), provide to each holder of the Old Debentures copies of the prospectus which is a part of such Shelf Registration Statement, notify each such holder when such Shelf Registration Statement for the Old Debentures has become effective and take certain other actions as are required to permit unrestricted resales of the Old Debentures. A holder of Old Debentures that sells such Old Debentures pursuant to such Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations). In addition, each holder of the Old Debentures will be required to deliver information to be used in connection with such Shelf Registration Statement and to provide comments on such Shelf Registration Statement within the time period set forth in the Registration Rights Agreement in order to have such holder's Old Debentures included in the Shelf Registration Statement and to benefit from the provisions set forth in the following paragraph.

         In the event that either (i) the Exchange Offer Registration Statement is not filed with, and declared effective by, the Commission on or prior to the 150th calendar day following the date of the original issuance of the Old Debentures (unless changes in law or the applicable interpretation of the Staff do not permit the Company to effect the Exchange Offer, in which case clause
(iii) shall apply), (ii) the Exchange Offer is not consummated on or prior to the 180th calendar day following the date of the original issuance of the Old Debentures (unless changes in law or the applicable interpretation of the Staff do not permit the Company to effect the Exchange Offer, in which case clause
(iii) shall apply), or (iii) a Shelf Registration Statement with respect to the Old Debentures is required to be filed pursuant to clause (x) of the preceding paragraph and such Shelf Registration Statement is not declared effective under the Securities Act on or prior to the later of the 210th calendar day after the date of the original issuance of the Old Debentures and the 45th calendar day after the publication of the change in law or interpretation, the interest rate borne by the Old Debentures shall be increased by one-half of one percent per annum following such 150th calendar day in the case of (i) above, following such 180th calendar day in the case of (ii) above or following such 210th or 45th calendar day (as applicable) in the case of (iii) above. The aggregate amount of such increase from the original interest rate pursuant to those provisions will in no event exceed one-half of one percent per annum. Upon (x) the filing and effectiveness of the Exchange Offer Registration Statement after the 150th calendar day described in (i) above, (y) the consummation of the Exchange Offer after the 180th calendar day described in clause (ii) above, or (z) the effectiveness of a Shelf Registration after the 210th or 45th calendar day (as applicable) described in clause (iii), the related increase in the interest rate will cease to be effective.

                              PLAN OF DISTRIBUTION

         Each broker-dealer that receives New Debentures for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Debentures. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Debentures received in exchange for Old Debentures where such Old Debentures were acquired as a result of market-making activities or other trading activities.

         Any broker-dealer that resells New Debentures that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Debentures may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Debentures and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                           VALIDITY OF NEW DEBENTURES

         The validity of the New Debentures will be passed upon for the Company by Pitney, Hardin, Kipp & Szuch, Morristown, New Jersey.

                                     EXPERTS

         The consolidated financial statements of HUBCO as of December 31, 1995 and 1994 and for each of the three years in the three year period ended December 31, 1995, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

         The consolidated financial statements of Lafayette as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

         The consolidated financial statements of Westport as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.




                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers.

         (i) Limitation of Liability of Directors and Officers. Section 14A:2-7(3) of the New Jersey Business Corporation Act permits a corporation to provide in its Certificate of Incorporation that a director or officer shall not be personally liable to the corporation or its shareholders for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such persons' duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of any improper personal benefit. HUBCO's Certificate of Incorporation includes limitations on the liability of officers and directors to the full extent permitted by New Jersey law.

         (ii) Indemnification of Directors, Officers, Employees and Agents. Under Article X of its Certificate of Incorporation, HUBCO must, to the full extent permitted by law, indemnify its directors, officers, employees and agents. Section 14A:3-5 of the New Jersey Business Corporation Act provides that a corporation may indemnify its directors, officers, employees and agents against judgments, fines, penalties, amounts paid in settlement, and expenses, including attorney's fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determinations concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the Board of Directors, (b) independent legal counsel, or (c) an affirmative vote of a majority of shares held by the shareholders. No indemnification is permitted to be made to or on behalf of a corporate director, officer, employee or agent if a judgment or other final adjudication adverse to such person establishes that his acts or omissions (a) were in breach of his duty of loyalty in the corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law or (c) resulted in receipt by such person of an improper personal benefit.

         (iii) Insurance. HUBCO's directors and officers are insured against losses arising from any claim against them such as wrongful acts or omissions, subject to certain limitations.

Item 21.  Exhibits and Financial Statement Schedules

         Exhibits  are listed by number  corresponding  to the Exhibit  Table of
Item 601 of Regulation S-K.

A.       Exhibits

Exhibits                                    Description

2(a)* Agreement and Plan of Merger, dated June 21, 1996, by and among HUBCO, Inc., Westport Bancorp, Inc. and The Westport Bank & Trust Company.

4(a)***           Indenture  dated as of September 13, 1996 between HUBCO,  Inc.
                  and Summit Bank, as Trustee.

4(b)*** Registration Rights Agreement dated as of September 13, 1996, among HUBCO, Inc., Bear, Stearns & Co. Inc. and Keefe, Bruyette and Woods, Inc.

5**** Opinion of Pitney, Hardin, Kipp & Szuch as to the legality of the securities being registered.

12****            Computation of Ratio of Earnings to Fixed Charges.

23(a)             Consent of Arthur Andersen LLP (HUBCO).

23(b)             Consent of Arthur Andersen LLP (Lafayette).

23(c)             Consent of Arthur Andersen LLP (Westport).

23(d)****         Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibit 5 hereto).

24 Powers of Attorney of directors of HUBCO, Inc. in favor of Kenneth T. Neilson.

25**** Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939 of Summit Bank.

99(a)****         Form of Letter of Transmittal.

99(b)****         Form of Notice of Guaranteed Delivery.

99(c)****         Form of  Instructions to Registered  Holder and/or  Book-Entry
                  Transfer Facility Participant From Owner.

99(d)             Form of Exchange Agent Agreement.

---------------
*                 Incorporated  by  reference  from  Registrant's   Registration
                  Statement (No. 333-10761) on Form S-4.
**                Incorporated by reference from Registrant's  Current Report on
                  Form 8-K dated September 18, 1996.
***               Incorporated by reference from Registrant's Amendment No. 1 to
                  Form 8-K on Form 8-K/A dated September 24, 1996.
****              Previously filed.

B.       Financial Statement Schedules

         All financial statement schedules have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto or incorporated by reference therein.

C.       Reports, Opinions or Appraisals

         Not applicable.

Item 22. Undertakings.

         The undersigned registrant hereby undertakes:

         (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (3) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (4) Subject to appropriate interpretation, to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.






                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Mahwah, State of New Jersey, on the 5th day of November, 1996.

                                  HUBCO, INC.

                                  By:  KENNETH T. NEILSON
                                  ---------------------------------------
                                  Kenneth T. Neilson, Chairman, President
                                  and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



     Signature                       Title                              Date

 KENNETH T. NEILSON           Chairman, President, Chief       November 5, 1996
------------------------    Executive Officer and Director
(Kenneth T. Neilson)        (Principal Executive Officer)

 ROBERT J. BURKE*                     Director                 November 5, 1996
------------------------
(Robert J. Burke)

 D. P. CALCAGNINI*                    Director                 November 5, 1996
------------------------
(Donald P. Calcagnini)

JOAN DAVID*                           Director                 November 5, 1996
------------------------
(Joan David)

THOMAS R. FARLEY*                     Director                 November 5, 1996
------------------------
(Thomas R. Farley)

ROBERT B. GOLDSTEIN*                  Director                 November 5, 1996
------------------------
(Robert B. Goldstein)

BRYANT MALCOLM*                       Director                 November 5, 1996
------------------------
(Bryant Malcolm)

W. PETER MCBRIDE*                     Director                 November 5, 1996
------------------------
(W. Peter McBride)

 CHARLES F.X. POGGI*                  Director                 November 5, 1996
------------------------
(Charles F.X. Poggi)

JAMES E. SCHIERLOH*                   Director                 November 5, 1996
------------------------
(James E. Schierloh)

JOHN TATIGIAN*                        Director                 November 5, 1996
------------------------
(John Tatigian)

SR. GRACE F. STRAUBER*                Director                 November 5, 1996
-------------------------------
 (Sister Grace Frances Strauber)

RICHARD LINHART*            Executive Vice President,          November 5, 1996
------------------------  Treasurer and Chief Financial
(Richard Linhart)         Officer (Principal Financial
                                     Officer)

 CHRISTINA L. MAIER*      Assistant Treasurer (Principal       November 5, 1996
-----------------------         Accounting Officer
(Christina L. Maier)

/S/ KENNETH T. NEILSON
--------------------------------------
* By Kenneth T. Neilson, as Attorney-In-Fact

                                          EXHIBIT INDEX

Exhibits                      Description

2(a)* Agreement and Plan of Merger, dated June 21, 1996, by and among HUBCO, Inc., Westport Bancorp, Inc. and The Westport Bank & Trust Company

4(a)***           Indenture  dated as of September 13, 1996 between HUBCO,  Inc.
                  and Summit Bank, as Trustee.

4(b)*** Registration Rights Agreement dated as of September 13, 1996 among HUBCO, Inc., Bear, Stearns & Co. Inc. and Keefe, Bruyette & Woods, Inc.

5**** Opinion of Pitney, Hardin, Kipp & Szuch as to the legality of the securities being registered.

12****            Computation of Ratio of Earnings to Fixed Charges.

23(a)             Consent of Arthur Anderson LLP (HUBCO)

23(b)             Consent of Arthur Andersen LLP (Lafayette)

23(c)             Consent of Arthur Andersen LLP (Westport)

23(d)****         Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibit
                  5 hereto).

24 Powers of Attorney of directors of HUBCO, Inc. in favor of Kenneth T. Neilson.

25**** Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939 of Summit Bank.

99(a)****         Form of Letter of Transmittal.

99(b)****         Form of Notice of Guaranteed Delivery.

99(c)****         Form of Instructions to Registered Holder and/or Book-Entry
                  Transfer Facility Participant From Owner.

99(d)             Form of Exchange Agent Agreement.

------------------

*                 Incorporated  by  reference  from  Registrant's   Registration
                  Statement (No. 333-10761) on Form S-4.

** Incorporated by reference from Registrant's Current Report on Form 8-K dated September 18, 1996.

*** Incorporated by reference from Registrant's Amendment No. 1 to Form 8-K on Form 8-K/A dated September 24, 1996.

****              Previously filed.